SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         SCHICK TECHNOLOGIES, INC.
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                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)


                                 806683108
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                               (CUSIP NUMBER)



                             MICHAEL LEHR, ESQ.
                             GREENBERG TRAURIG
                             2005 MARKET STREET
                           PHILADELPHIA, PA 19103
                                215-988-7800
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             DECEMBER 27, 1999

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          (DATE OF EVENT, WHICH REQUIRES FILING OF THIS STATEMENT)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                       (Continued on following pages)

CUSIP No.  806683108
--------------------


(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons

      GREYSTONE FUNDING CORPORATION

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(2)   Check the Appropriate Box if a Member of a Group
      (a)   [X]     (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds  WC

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(5)   Check if Disclosure of Legal Proceedings is Required  Pursuant to Items
      2(d) or 2(e) [_]

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(6)   Citizenship or Place of Organization

      VIRGINIA

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                     7       SOLE VOTING POWER

      NUMBER OF              4,750,000 SHARES
       SHARES       ------------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY
        EACH                 4,750,000 SHARES
      REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             4,750,000 SHARES
                    ------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             4,750,000 SHARES


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(11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person

      4,750,000 SHARES
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)  Percent of Class  Represented  by Amount in Row (11)

     32.1%

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(14)  Type of Reporting Person

      CO

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                                       1

CUSIP No.  806683108
--------------------


(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons

      STEPHEN ROSENBERG

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(2)   Check the Appropriate Box if a Member of a Group
      (a)   [X]     (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds  AF

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(5)   Check if Disclosure of Legal Proceedings is Required  Pursuant to Items
      2(d) or 2(e) [_]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      UNITED STATES

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                     7       SOLE VOTING POWER

      NUMBER OF              0
       SHARES       ------------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY
        EACH                 4,750,000 SHARES
      REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             0
                    ------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             4,750,000 SHARES


--------------------------------------------------------------------------------

(11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person

      4,750,000 SHARES
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13)  Percent of Class  Represented  by Amount in Row (11)

     32.1%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person

      IN

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                                       2

                  This Schedule 13D is being filed on behalf of Greystone Funding Corporation, a Virginia corporation ("Greystone") and Stephen Rosenberg with respect to warrants to purchase common stock, par value $0.01 per share ("Common Stock"), of Schick Technologies, Inc., a Delaware corporation ("Schick"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Loan Agreement (the "Loan Agreement") entered into as of
      December 27, 1999 by and between Greystone, Schick and Schick Technologies, Inc., a New York corporation, attached as Exhibit A hereto.

      ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $0.01 per share of Schick. The principal offices of Schick are located at 31-00 47th Avenue, Long Island City, New York 11101.

      ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by Greystone and Stephen Rosenberg (collectively, the "Reporting Persons").

            (b) The business address of Mr. Rosenberg is 152 West 57th Street, 60th Floor, New York, NY 10019 and of Greystone is 98 Alexandria Pike, Warrenton, VA 20186-2849.

            (c) Mr. Rosenberg's present principal occupation involves investing in real estate individually and through investment vehicles. Greystone Funding Corporation invests primarily in real estate related transactions.

            (d)   During  the  past  five  years,  neither  of  the  Reporting
                  Persons  has  been   convicted  in  a  criminal   proceeding
                  (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr.   Rosenberg  is  a  citizen  of  the  United  States  of
                  America. Greystone was organized under the laws of the Commonwealth of Virginia.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 27, 1999, Greystone and Schick entered into the Loan Agreement, which provides for the establishment of a line of credit of up to a maximum of $7,500,000 (the "Line of Credit") by Greystone for the benefit of Schick.

            In consideration of Greystone's entering into this transaction, Schick agreed to issue to Greystone or its designees warrants to purchase 3,000,000 shares of Common Stock at an exercise price of $0.75 per share. In addition, the Loan Agreement provides for Schick to issue to Greystone or its designees warrants to purchase two shares of Common Stock for all advances under the credit facility above $1,000,000.

            On December 27, 1999, Schick and Greystone also entered in a Stock Purchase Agreement (the "Purchase Agreement"), attached as Exhibit B hereto, pursuant to which Greystone purchased from Schick shares of Photobit Corporation ("Photobit") subject to a right of first refusal held by Photobit and its founders. Pursuant to the Purchase Agreement, Schick agreed to issued to Greystone or its designees warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $0.75 per share.

            Stephen Rosenberg owns all of the capital stock of Greystone Funding Corporation and serves as its sole director.

            Schick issued to Greystone warrants to purchase 2,850,000 shares of Common Stock pursuant to the Loan Agreement and warrants to purchase 1,900,000 shares of Common Stock pursuant to the Purchase Agreement.
      Greystone directed Schick to issue to Jeffrey Slovin warrants to purchase 150,000 shares that Greystone was due to receive pursuant to the Loan Agreement and warrants to purchase 100,000 shares that it was
      due  to  receive  pursuant  to  the  Purchase  Agreement.   Furthermore,
      Greystone has agreed to transfer additional warrants to Mr. Slovin based on the profitability of the transactions with Schick. However, there are no contracts, arrangements, understanding or relationships (legal or otherwise) that will require Mr. Slovin to return these warrants to Greystone.

            All warrants owned by Greystone and Mr. Slovin will be returned to Schick in the event that its senior lender does not consent, on or before February 15, 2000, to the creation of a second lien on certain of Schick's assets. In addition, under certain circumstances Greystone may be required to return certain of its warrants if it refused to make Advances under the line of credit.

            The number of shares of the Schick's Common Stock deliverable upon exercise of the warrants, and the exercise price thereof, are subject to adjustment as provided in the warrants.

      ITEM 4.     PURPOSE OF TRANSACTION.

            The warrants were issued to Greystone to induce it into enter into the Loan Agreement and the Purchase Agreement.

            The Loan Agreement requires Schick to present a proposal at the next annual stockholders' meeting, for a vote by the stockholders to increase the number of shares authorized under the Schick's 1996 Employee Stock Option Plan or to establish a new stock option plan to authorize options to purchase an additional 750,000 shares of Common Stock.

            In connection with the Loan Agreement, the Board of Directors of Schick increased the size of its Board of Directors from three to five directors. Two individuals designated by Greystone (Jeffrey T. Slovin and Robert R. Barolak) were then appointed by the Board of Directors to fill vacancies on the Board of Directors. In addition, Greystone will have the right to designate additional members of the Board of Directors based on the amount of advances provided to Schick under the Line of Credit. If Greystone advances more than $6,000,000, it will be entitled to appoint a majority of the seats on the Board of Directors.

            Except as described above and in Item 3, the Reporting Persons do not presently have any plan or proposal that relates to or would result in:

            (a) the acquisition by any person of additional securities of Schick, or the disposition of securities of Schick;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schick or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of Schick or any of its subsidiaries;

            (d) any change in the present Board of Directors or management of Schick;

            (e)   any  material  change  in  the  present   capitalization  or
                  dividend policy of Schick;

            (f) any other material change in Schick's business or corporate structure;

            (g)   changes  in  Schick's   charter,   by-laws  or   instruments
                  corresponding thereto or other actions which may impede the acquisition of control of Schick by any person;

            (h) causing a class of securities of Schick to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i)   a class of equity  securities  of Schick  becoming  eligible
                  for   termination  of   registration   pursuant  to  Section
                  12(g)(4) of the Exchange Act; or

            (j) any action similar to any of those enumerated in (a)-(i) above.

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, Greystone is the registered holders of warrants to purchase 4,750,000 shares of Schick's Common

                  Stock,  which by their terms were exercisable as of December
                  27,   1999.   Such   shares   of  common   stock   represent
                  approximately 32.1% of Schick's Common Stock outstanding.

            (b) Mr. Rosenberg may be deemed to own beneficially all Common Stock owned by Greystone by virtue of his ownership of 100% of the outstanding voting securities of Greystone. Mr. Rosenberg shares with Greystone the power to cast or direct the casting of votes on 4,750,000 shares of Schick's Common Stock and shares the power to dispose or direct the disposition of such shares. Such shares of common stock then represented approximately 32.1% of Schick's Common Stock outstanding.

            (c) Except for the transactions referred to in Items 3 and 4 above, there have not been any transactions with respect to Schick's Common Stock within 60 days prior to the date of this Schedule 13D by any of the Reporting Persons referred to herein or at any other time thereafter.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

            (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As of the date hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Schick, except as disclosed in Items 3 and 4 above.

      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A   Loan  Agreement,  dated  December 27,  1999,  by and between
                  Schick Technologies,  Inc., a Delaware  corporation,  Schick
                  Technologies,  Inc.,  a New York  corporation  (collectively
                  referred   to   as   "Schick"),    and   Greystone   Funding
                  Corporation, a Virginia corporation.

      Exhibit B   Stock Purchase  Agreement,  dated December 27, 1999, between
                  Greystone Funding Corporation and Schick Technologies, Inc.

      Exhibit C   Joint  Filing  Agreement,  as of  the  date  hereof,  by and between Stephen Rosenberg and Greystone Funding Corporation.

                                 SIGNATURE
                                 ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 2000

                                          /s/ Stephen Rosenberg
                                          ------------------------
                                          Stephen Rosenberg




                                         Greystone Funding Corporation

                                         By:/s/ Stephen Rosenberg
                                            ------------------------
                                            Name:  Stephen Rosenberg
                                            Title: President

                             INDEX OF EXHIBITS
                             -----------------


EXHIBIT  A: Loan Agreement, dated December 27, 1999, by and between Schick
            Technologies, Inc., a Delaware corporation, Schick Technologies, Inc., a New York corporation, and Greystone Funding Corporation.

EXHIBIT  B: Stock Purchase Agreement, dated December 27, 1999, between
            Greystone Funding Corporation and Schick Technologies, Inc.

EXHIBIT  C: Joint Filing Agreement, dated as of the date hereof, by and between Stephen Rosenberg and Greystone Funding Corporation.

INSERT DOCUMENT

                                                                       EXHIBIT A
                                                                       ---------


                                 LOAN AGREEMENT
                                  --------------

      LOAN AGREEMENT (this "Agreement"), is made and entered into the 27th day of December 1999, by and between GREYSTONE FUNDING CORPORATION, a Virginia corporation (the "Lender"), and SCHICK TECHNOLOGIES, INC., a Delaware corporation (the "Company") and SCHICK TECHNOLOGIES, INC., a New York corporation ("Schick New York"). The Company and Schick New York are hereinafter individually referred to herein as a "Borrower" and collectively as the "Borrowers."

                           W I T N E S S E T H :
                           - - - - - - - - - -

      WHEREAS, the Borrowers are engaged in the business of designing, developing and manufacturing, marketing, selling and servicing digital radiographic imaging systems and devices for the dental and medical markets and other related fields (collectively, the "Business Operations"); and

      WHEREAS, the Borrowers have requested the Lender to extend to the Borrowers a loan and line of credit in the principal amount of up to $7,500,000, which the Borrowers will utilize in connection with the Business Operations and as contemplated by this Agreement; and

      WHEREAS, the Lender is ready, willing and able to make such line of credit available to the Borrowers upon the terms and subject to the conditions set forth in this Agreement;

       NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

ARTICLE I.        DEFINITIONS

      Section  1.01.   Defined  Terms.   In  addition  to  the  other  terms
defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

            "Additional Warrants" shall mean, in addition to the Initial Warrants, those additional Warrants entitling the Lender to purchase up to 13,000,000 shares of Common Stock (subject to adjustment as provided therein), which shall be issued to the Lender based upon the maximum level of Advances made by the Lender to the Borrowers hereunder, all as described in Section 2.03 of this Agreement.

            "Advances" shall mean funds advanced under the Line of Credit from time to time by the Lender to either or both of the Borrowers pursuant to this Agreement; each of which Advances shall be subject at all times to the terms and conditions set forth herein.

            "Advance Period" shall mean the period from the Agreement Date to a date which shall be two (2) years following the Agreement Date.

            "Advance Requests" shall mean a Borrower's written request made during the Advance Period to the Lender for any one or more Advances under the Line of Credit provided for herein.

            "Affiliate" shall mean, with respect to any Person, any other Person in control of, controlled by, or under common control with the first Person, and any other Person who has a substantial interest, direct or indirect, in the first Person or any of its Affiliates, including, without limitation, any officer or director of the first Person or any of its Affiliates; for the purpose of this definition, a "substantial interest" shall mean the direct or indirect legal or beneficial ownership of more than five (5%) percent of any class of stock or similar interest.

            "Agreement" shall mean this Loan Agreement as it may from time to time be amended and/or supplemented.

            "Agreement Date" shall mean the date this Agreement is executed by the Lender, being the date set forth on the signature page hereof.

            "Applicable Law" shall mean all applicable provisions of all (a) constitutions, statutes, ordinances, rules, regulations and orders of all governmental and/or quasi-governmental bodies, (b) Government Approvals, and (c) orders, judgments and decrees of all courts and arbitrators.

            "Business Day" shall mean a day other than (a) a Saturday, (b) a Sunday, or (c) in the case of a day on which any payment hereunder is to be made in the State of New York, a day on which commercial banks in the State of New York are authorized or required by law to close.

            "Capital Base" shall mean, for any fiscal period in question, the sum of (a) the consolidated stockholders' equity of the Company and its consolidated Subsidiaries, as calculated in accordance with GAAP, and (b) all Subordinated Debt outstanding at the end of such fiscal period.

            "Capital Expenditures" shall mean with respect to any Person, all expenditures of such Person for tangible assets which are capitalized, and the fair value of any tangible assets leased by such Person under any lease which would be a Capitalized Lease, determined in accordance with GAAP, including all amounts paid or accrued by such Person in connection with the purchase (whether on a cash or deferred payment basis) or lease (including Capitalized Lease Obligations) of any machinery, equipment, tooling, real property, improvements to real property (including leasehold improvements), or any other tangible asset of the Borrowers which is required, in accordance with GAAP, to be treated as a fixed asset on the consolidated balance sheet of such Person.

            "Capitalized Lease" shall mean any lease which is or should be capitalized on the balance sheet of the lessee thereunder in accordance with GAAP.

            "Capitalized Lease Obligation" shall mean with respect to any Person, the amount of the liability which reflects the amount of future payments under all Capitalized Leases of such Person as at any date, determined in accordance with GAAP.

            "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

            "Collateral" shall mean all now-owned and hereafter-acquired tangible and intangible personal property of the Borrowers, including, without limitation, all cash, marketable securities, accounts receivable, inventories, Contract rights, patents, trademarks, copyrights and other general intangibles, machinery, equipment and interests in real estate of the Borrowers, together with all products and proceeds thereof.

            "Common Stock" shall mean the common stock, $.01 par value per share, of the Company; being the only issued class or series of voting securities of the Company.

            "Contract" shall mean any indenture, agreement (other than this Agreement), other contractual restriction, lease in which either of the Borrowers is a lessor or lessee, license, instrument, or certificates of incorporation of the Borrowers.

            "Current Assets" shall mean, at a particular date, all assets which would, in conformity with GAAP, be properly classified as current assets on the consolidated balance sheet of the Company and its Subsidiaries as at such date.

            "Current Liabilities" shall mean, at a particular date, all liabilities which would, in conformity with GAAP, be properly classified as current liabilities on the consolidated balance sheet of the Company and its Subsidiaries as at such date, including all Line of Credit Advances then outstanding under the Line of Credit Note.

            "Current Ratio" shall mean, on any given date, the ratio of Current Assets to Current Liabilities.

            "Default" shall mean any of the events specified in Article VII hereof, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

            "EBITDA"   shall   mean   earnings   before   interest,   taxes,
depreciation and amortization.

            "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as in effect from time to time.

            "ERISA Affiliate" shall mean, with respect to any Person, any other Person which is under common control with the first Person within the meaning of
Section 414(b) or 414(c) of the Code.

            "Event of Default" shall mean any of the events specified in Article VII hereof, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

            "Excess Available Cash" shall mean for any particular fiscal quarter in question, 100% of the positive amount, if any, by which the Company's and Subsidiaries cash and cash equivalents on the last Business Day of the quarter, as set forth in its statement of cash flows for such quarter, collectively on the final day of such fiscal quarter, exceed (i) the total of (x) Net Cash to be Used in Operating Activities, (y) Net Cash to be Used in Investing Activities and (z) any required principal payments to DVI, for the coming fiscal quarter as set forth in the Company's budget or (ii) an amount equal to the Company's average monthly cash expenditures during the fiscal quarter in question.

            "Existing Indebtedness" shall mean any Indebtedness of the Borrowers incurred prior to the Agreement Date. Existing Indebtedness shall include obligations to DVI.

            "Existing Liens" shall mean any Lien or other encumbrance that was incurred as a result of any Existing Indebtedness.

            "Fiscal Year" shall mean the fiscal year of the Borrowers which ends on March 31 of each year. In the event that such Fiscal Year is so changed from March 31 to another date with the consent of the Lender, then the quarterly periods and annual periods referred to in Article V hereof shall also be amended to coincide with such Fiscal Year, as so changed.

            "GAAP" shall mean generally accepted accounting principles in the United States of America, consistently applied, unless the context otherwise requires, with respect to any financial terms, ratios or covenants contained herein, as then in effect with respect to the preparation of financial statements; provided, however, that if any change in GAAP enacted subsequent to the Agreement Date shall affect the financial covenants referred to herein, the parties shall, in good faith, appropriately amend such covenants to reflect such changes in GAAP.

            "Government Approval" shall mean an authorization, consent, non-action, approval, license or exemption of, registration or filing with, or report to, any governmental or quasi-governmental department, agency, body or other unit.

            "Guaranty", "Guaranteed" or to "Guarantee", as applied to any Indebtedness or Liability, shall mean and include the following, unless entered into in the ordinary course of business: (a) a guaranty, directly or indirectly, in any manner, including by way of endorsement (other than endorsements of negotiable instruments for collection), of any part or all of such obligation, and (b) an agreement, contingent or otherwise, and whether or not constituting a guaranty, assuring, or intended or the practical effect of which is to assure, the payment or performance (or payment of damages in the event of non-performance) of any part or all of such obligation whether by (i) the purchase of securities or obligations, (ii) the purchase, sale or lease (as lessee or lessor) of property, or the purchase or sale of services, primarily for the purpose of enabling the obligor with respect to such obligation to make any payment or performance (or payment of damages in the event of non-performance) of or on account of any part or all of such obligation, or to assure the owner of such obligation against loss, (iii) the supplying of funds to or in any other manner investing in the obligor with respect to such obligation, (iv) the repayment of amounts drawn down by beneficiaries of letters of credit not arising out of the import of goods, (v) the supplying of funds to or investing in a Person on account of all or any part of such Person's obligation under a Guaranty of any such obligation or indemnifying or holding harmless, in any way, such Person against any part or all of such obligation, or (vi) otherwise.

            "Indebtedness" of any Person shall mean, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all indebtedness of such Person evidenced by a note, bond, debenture or similar instrument, (iii) the outstanding undrawn amount of all letters of credit issued for the account of such Person and, without duplication, all un-reimbursed amounts drawn thereunder, (iv) all indebtedness of any other person or entity secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed, (v) all contingent obligations of such Person, (vi) all unfunded benefit liabilities of such Person, (vii) all payment obligations of such Person under any interest rate protection agreement (including, without limitation, any interest rate swaps, caps, floors, collars and similar agreements) and currency swaps and similar agreements, (viii) all indebtedness and liabilities of such Person secured by any Lien or mortgage on any property of such Person, whether or not the same would be classified as a liability on a balance sheet, (ix) the liability of such Person in respect of banker's acceptances and the estimated liability under any participating mortgage, convertible mortgage or similar arrangement, (x) the aggregate principal amount of rentals or other consideration payable by such Person in accordance with GAAP over the remaining unexpired term of all Capitalized Leases of such Person, (xi) all judgments or decrees by a court or courts or competent jurisdiction entered against such Person, (xii) all indebtedness, payment obligations, contingent obligations, etc. of any partnership in which such Person holds a general partnership interest, provided that if such indebtedness is non-recourse, only the portion of such indebtedness equal to such Person's percentage ownership interest in such partnership shall be included in this definition, (xiii) all convertible debt and subordinated debt owed by such Person, (xiv) all preferred stock issued by such Person that, in either case, are redeemable for cash on a mandatory basis, a cash equivalent, a note receivable or similar instrument or are convertible on a mandatory basis to Indebtedness as defined herein (other than Indebtedness described in clauses (iii), (vi), (x), (xi) or (xiv) of this definition), and (xv) all obligations, liabilities, reserves and any other items which are listed as a liability on a balance sheet of such Person determined on a consolidated basis in accordance with GAAP, but excluding (A) all general contingency reserves and reserves for deferred income taxes and investment credit and (B) all customary trade payables and accrued expenses not more than sixty (60) days past due and (C) any indebtedness of such Person evidenced by a note or notes that is secured by a pledge of cash or cash equivalents with a value equal to or greater than the amount of the related indebtedness and which generates cash flow sufficient to pay all sums due on such indebtedness when the same are due and payable.

            "Initial Warrants" shall mean warrants to purchase 3,000,000 shares of Common Stock of the Company in the form of Exhibit "B" annexed hereto.

            "Interest Coverage Ratio" shall mean, as to the Company and its Subsidiaries on a consolidated basis for any given fiscal period, the ratio of EBITDA earned in such fiscal period to the total amount of Interest Expense incurred in such fiscal period.

            "Interest Expense" shall mean, with respect to any Person for any fiscal period, all interest on, or the interest component of, all Indebtedness.

            "Investment", as applied to any Borrower, shall mean: (a) any shares of capital stock, assets, evidence of Indebtedness or other security issued by any other Person to a Borrower or any Subsidiary, (b) any loan, advance or extension of credit to, or contribution to the capital of, any other Person, other than credit terms extended to customers in the ordinary course of business, (c) any Guaranty of any indebtedness or liability of any other Person,
(d) any obligation owed to a Borrower secured by a Lien on, or payable out of the proceeds of production from, any property of any other Person, whether or not such obligation shall have been assumed by such Person, (e) any other investment by a Borrower or any Subsidiary thereof in any assets or securities of any other Person, and (f) any commitment to make any Investment.

            "Lien", as applied to the property or assets (or the income or profits therefrom) of any Borrower, shall mean (in each case, whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (a) any mortgage, lien, pledge, attachment, assignment, deposit arrangement, encumbrance, charge, lease constituting a Capitalized Lease Obligation, conditional sale or other title retention agreement, or other security interest or encumbrance of any kind in respect of any property (including, without limitation, stock of any Subsidiary) of a Borrower, or upon the income or profits therefrom, (b) any arrangement, express or implied, under which any property of a Borrower is transferred, sequestered or otherwise identified for the purpose of subjecting or making available the same for the payment of indebtedness or the performance of any other liability in priority to the payment of the general, unsecured creditors of a Borrower, (c) any Indebtedness which remains unpaid more than five (5) calendar days after the same shall have become due and payable and which, if unpaid, might by law (including but not limited to bankruptcy or insolvency laws) or otherwise be given any priority whatsoever over the general, unsecured creditors of a Borrower, (d) any agreement (other than this Agreement) or other arrangement, express or implied, which, directly or indirectly, prohibits a Borrower from creating or incurring any Lien on any of its properties or assets or which conditions the ability to do so on the security, on a pro rata or other basis, of indebtedness other than indebtedness outstanding under this Agreement, and
(e) any arrangement, express or implied, under which any right or claim of a Borrower is subject or subordinated in any way to any right or claim of any other Person.

            "Line of Credit" shall mean the line of credit in the maximum principal amount outstanding at any one time of $7,500,000 to be made by the Lender to the Borrowers pursuant to this Agreement.

            "Maturity Date" shall mean the earlier of (a) the first date on which the Company shall have received, in the aggregate, $12,500,000 or more from equity and/or debt financings consummated subsequent to the Agreement Date, or (b) December 27, 2004.

            "Material Adverse Effect" shall mean any event or condition that has or could reasonably be anticipated to have a material adverse effect on the Working Capital, condition (financial or otherwise), assets, liabilities, reserves, business, prospects, management or Business Operations of either of the Borrowers, when taken individually or as a consolidated whole.

            "Net Income", as applied to the Borrowers, shall mean the net income (or loss) of the Company and its consolidated Subsidiaries for the period in question, after giving effect to deduction of or provision for all operating expenses, all taxes and reserves (including reserves for deferred taxes) and all other proper deductions, all determined in accordance with GAAP; provided that, for purposes of calculating Net Income, there shall be excluded and no effect shall be given to:

                  (a) any restoration of any contingency reserve, except to the extent that provision for such reserve was made out of income for the subject period;

                  (b) any net gains or losses on the sale or other disposition, not in the ordinary course of business, of Investments and/or other capital assets, provided that there shall also be excluded any related charges for taxes thereon; and

                  (c) any net gain arising from the collection of the proceeds of any insurance policy or policies.

            "Note" shall mean the Line of Credit Promissory Note, dated the Agreement Date in the maximum principal amount of $7,500,000 issued by the Borrowers and payable to the order of the Lender, to represent the aggregate amounts outstanding from time to time under the Line of Credit, all in the form of Exhibit "A" annexed hereto and made a part hereof.

            "Obligations" shall mean the collective reference to all Indebtedness and other liabilities and obligations of every kind and description owed by the Borrowers to the Lender from time to time, however evidenced, created or incurred, whether direct or indirect, primary or secondary, fixed or contingent, now or hereafter existing, due or to become due, including but not limited to obligations represented by or arising under this Agreement, the Note and/or the Security Documents.

            "Permitted Liens" shall mean those Liens expressly permitted to
Section 6.02 below.

            "Person" shall mean any individual, partnership, corporation, limited liability company, banking association, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

            "Principal Payment Date" shall mean the date which is forty-five
(45) days after the last business day of each December, March, June and September commencing on May 15, 2000.

            "Registration Rights Agreement" shall mean the Registration Rights Agreement in the form of Exhibit "D" hereto, dated the Agreement Date by and between the Lender and the Company pursuant to which the Company will register the shares of the Company's Common Stock underlying the Warrants.

            "SEC" shall mean the Securities and Exchange Commission, or any successor to the functions of such agency.

            "Security Agreement" shall mean the Security Agreement in the form of Exhibit "C" hereto, dated the Agreement Date, by and between the Lender and the Borrower, as same may be amended and/or supplemented from time to time in accordance therewith, pursuant to which the Lender has received a continuing priority lien and security interest in and to all of the Collateral, subordinated only to the first priority Lien of the Senior Lender.

            "Security Documents" shall mean the collective reference to: (a) the Security Agreement, (b) any specific assignments executed and delivered pursuant to the Security Agreement, and (c) all UCC Financing Statements and other documents filed or recorded to evidence and/or perfect the foregoing, or to further or collaterally secure same, all as may be amended or supplemented from time to time in accordance therewith.

            "Senior Lender" shall mean DVI Financial Services, Inc. ("DVI") which has provided the Borrower with loans and advances up to $6,222,415.63 in the aggregate (the "Senior Indebtedness"); which is secured by first priority Liens on the Collateral.

            "Subordinated Debt" shall mean all indebtedness for money borrowed and other liabilities of the Borrower, whether or not evidenced by promissory notes, which is subordinated in right of payment, in a manner satisfactory to the Lender (as evidenced by its prior written approval thereof), to all other Obligations of the Borrowers to the Lender.

            "Subsidiary" or "Subsidiaries" shall mean the individual or collective reference to any corporation of which 50% or more of the outstanding shares of stock of each class having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) is at the time owned by the Company, directly or indirectly through one or more Subsidiaries of the Company. Schick New York is a Subsidiary of the Company.

            "UCC Financing Statements" shall mean the Uniform Commercial Code financing statements on Form UCC-1 (or other applicable form) executed by the Borrowers, in form for filing and recording in the appropriate state and county jurisdictions in which any of the Borrower maintains any assets or conducts any business.

            "Warrants" shall mean the collective reference to the Initial Warrants and the Additional Warrants.

            "Working Capital" shall mean, on any given date, the amount by which the Borrowers' consolidated Current Assets shall exceed their consolidated Current Liabilities, as determined in accordance with GAAP.

      Section 1.02. Use of Defined Terms. All terms defined in this Agreement shall have their defined meanings when used in the Note, the Security Documents, and all certificates, reports or other documents made or delivered pursuant to this Agreement, unless otherwise defined therein or unless the specific context shall otherwise require.

      Section   1.03.   Accounting   Terms.   All   accounting   terms   not
specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II.       GENERAL TERMS

      Section 2.01.  The Line of Credit.

      (a) Advances; Periodic Repayments of Advances. Subject at all times to all of the terms and conditions of this Agreement, including Section 2.02, Section
2.03 and Article IV hereof, during the Advance Period the Lender hereby agrees to provide to the Borrowers a Line of Credit of up to a maximum of $7,500,000. The Lender shall have no obligation to provide any Advances and the Borrowers shall not submit any Advance Request to the Lender at any time (i) in which a Default or an Event of Default hereunder shall have occurred and be continuing, or (ii) following the Advance Period. Unless an Event of Default hereunder shall have occurred and be continuing or this Agreement shall be sooner terminated pursuant to the terms hereof, all outstanding Advances, together with all unpaid accrued interest thereon, shall be due and payable in full by the Borrowers to the Lender on the Maturity Date. Notwithstanding the foregoing, unless otherwise agreed to in writing by the Lender in connection with the Restructuring Plan or otherwise, on each Principal Payment Date, the Company shall reduce all Advances outstanding on such Principal Payment Date by making a cash payment against such Advances to the Lender in an amount which shall be equal to the Excess Available Cash, if any, during the calendar quarter immediately preceding the Interest Payment Date in question.

      (b) Interest. The Borrowers shall pay the Lender interest on all outstanding Advances under the Line of Credit at the rate of ten (10%) percent per annum, all in accordance with the Note. Such interest shall be payable on a quarterly basis on the last Business Day of each of December, March, June and September, commencing December 30, 1999 (each an "Interest Payment Date"). The amount of interest payable on each Interest Payment Date shall be based on the average outstanding amount of the Advances in the calendar quarter immediately preceding such Interest Payment Date (for the December 30, 1999 Interest Payment Date, calculated from the Agreement Date to December 30, 1999). Interest shall be based on a three hundred sixty (360) day year, counting the actual number of days in each month. Unless a Default or Event of Default exists at the beginning of any calendar quarter, the interest shall be calculated at the non-default rate set forth in the Note; and in the event that a Default or Event of

Default shall occur during any calendar quarter, then the additional interest attributable to the increase in interest rate resulting therefrom shall be payable on demand (or, in the absence of demand, on the next scheduled Interest Payment Date in conjunction with the quarterly interest payment).

      (c) Prepayment. The Borrowers shall have the right to prepay outstanding Advances in whole or in part, without premium or penalty, at any time and from time to time.

      (d) Maturity Date. Unless an Event of Default hereunder shall have occurred and be continuing, hereof, the Borrowers shall pay in full all of the Obligations in respect of the Line of Credit on the Maturity Date, subject to prior mandatory prepayments or reductions of outstanding Advances out of Excess Available Cash as provided in Section 2.01(a) hereof.

      (e) The Note. The Loan shall be evidenced by the Note, the terms and conditions of which are hereby incorporated herein by reference and made a part hereof.

      Section 2.02. Procedure for Making Advances. (a) Simultaneous with each Advance Request, the Company will deliver to the Lender (i) a certificate executed by the President, Chief Executive Officer or Chief Financial Officer of Borrower attesting in their capacity as executive officers of such Borrower that, as at the date of each Advance Request, no Default or Event of Default hereunder shall have occurred and be continuing, and (ii) a reasonably detailed statement of the intended use of the proceeds of such Advance, including if applicable the item or items to be purchased and the Indebtedness or other liabilities to be paid (the "Advance Analysis");

      (b) The Lender shall notify the Company, in writing, within five (5) Business Days of receipt of the Advance Analysis whether or not the Lender will make the Advance. The Lender may refuse to make the Advance if: (i) it does not approve the use of the proceeds of such Advance Request for the uses set forth in the Advance Analysis (the "Written Notification"), which approval shall not be unreasonably withheld. Among other things, it shall not be unreasonable for the Lender to disapprove the Advance Request because either of the Borrowers has suffered a Material Adverse Effect and such Material Adverse Effect remains uncured. In addition, the Lender may refuse to make an Advance if, in the exercise of its sole discretion it determines that it would be imprudent to make such Advance because of the status of any litigation or investigation respecting either of the Borrowers or their officers or directors;

      (c) If Lender does not approve the Advance Request for any reason other than the status of any litigation or investigation, the Written Notification shall provide a reasonably detailed explanation of the reason(s) therefor. Upon approval of the Advance Request by the Lender it will authorize an immediate drawing of such Advance under the Line of Credit and fund the Advance for the purposes specified in the Advance Analysis for any reason other than the status of any litigation or investigation. In the event that the Lender does not approve the Advance Analysis, the parties shall promptly undertake in good faith to expeditiously resolve the matter; if the parties do not resolve the matter to their mutual satisfaction by the earlier of (a) five (5) business days after Borrower's receipt of the Written Notification, or (b) ten (10) business days after Lender's receipt of the Advance Analysis, the parties shall submit this matter to arbitration administered by the American Arbitration Association under its Commercial

Arbitration Rules, and jointly request that said arbitration be conducted in an expedited manner, and the parties shall abide by and perform any decision and/or award rendered by the arbitrator(s) and agree that a judgment of any court having jurisdiction may be entered upon the award, and that neither party shall seek to challenge or overturn the decision and/or award rendered by the arbitrator(s). Any arbitration proceedings conducted hereunder shall be held in New York, New York; and

      (d) If the actual use of proceeds differs materially from the purposes specified in the Advance Analysis, the Company shall notify the Lender in a writing which shall provide (i) a reasonably detailed explanation of the reasons for the change; and (ii) an updated statement of the intended use of proceeds. After receipt of such notice, the parties shall follow the procedures enumerated in Sections 2.02(b) and 2.02(c) above.

      Section   2.03.   Issuance  of  Initial   Warrants  and   Additional
Warrants.

      (a) On the Agreement Date, the Company shall issue to the Lender the Initial Warrants.

      (b) In addition to the Initial Warrants to be issued to the Lender on the Agreement Date, it is the intention of the Company and the Lender that the Lender shall be entitled to receive Additional Warrants based upon the maximum level of Advances outstanding during the Advance Period. Accordingly, it is hereby agreed that with respect to all Advances from $1,000,001 to $7,500,000 in the aggregate, for each dollar Advanced by the Lender to the Borrowers hereunder, the Lender shall be entitled to receive Warrants to purchase two (2) shares of Company Common Stock at an exercise price of $0.75 per share (subject to adjustment to protect the holder against dilution as provided in the Warrants);

       (c) By way of example of the application of Section 2.03(a) and (b) above, if the Borrowers have outstanding at any one time under this Agreement Advances of $3,000,000, then the Lender shall be entitled to receive Warrants to purchase an aggregate of 7,000,000 shares of Company Common Stock, as follows
(i) the Initial Warrants entitling the Lender to purchase 3,000,000 shares of Common Stock at an exercise price of $0.75 per share; and (ii) Additional Warrants entitling the Lender to purchase 4,000,000 shares of Common Stock at an exercise price of $0.75 per share.

      (d) By way of further example, based upon a maximum of $7,500,000 of Advances which may be made by the Borrowers hereunder, if at any time or from time to time prior to the Maturity Date there shall be outstanding at any time the full $7,500,000 of Advances, the Lender shall be entitled to receive Initial Warrants and Additional Warrants to purchase an aggregate of 16,000,000 shares of Company Common Stock, at the exercise prices described herein and in the Warrants.

      (e) In all cases described in this Section 2.03, the number of shares of Common Stock and exercise prices per share are subject to adjustment to protect the holder against dilution, all as provided in the form of Warrants.

      (f) On or before the date that the Lender shall make each and every Advance under this Agreement pursuant to the procedures set forth in Section
2.02 above, the Company shall issue to the Lender the appropriate number of Additional Warrants contemplated by this Section 2.03.

      (g) The form and content of all Additional Warrants, other than the number of shares of Common Stock issuable upon full exercise thereof, shall be identical in all material respects to the Initial Warrant.

      Section 2.04. Security for the Obligations. The Note and all other Obligations shall at all times be secured by a security interest in all of the Collateral which shall be subordinated only to the first priority Lien of the Senior Lender, all pursuant to the terms of the Security Agreement and any specific assignments executed and delivered pursuant thereto; all as evidenced by UCC Financing Statements which the Lender and its counsel may require to be executed and filed.

      Section 2.05. Further Obligations. With respect to all Obligations for which the interest rate is not otherwise specified herein (whether such Obligations arise hereunder, pursuant to the Note or any of the Security Documents, or otherwise), such Obligations shall bear interest at the rate(s) in effect from time to time pursuant to the Note.

      Section 2.06. Obligations Unconditional. The payment and performance of all Obligations shall constitute the absolute and unconditional obligations of the Borrowers, and shall be independent of any defense or rights of set-off, recoupment or counterclaim which the Borrower might otherwise have against the Lender. All payments required by this Agreement and/or the Note or Security Documents shall be paid free of any deductions and without abatement, diminution or set-off.

      Section 2.07. Reversal of Payments. To the extent that any payment or payments made to or received by the Lender pursuant to this Agreement, the Note or any of the Security Documents are subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid to any trustee, receiver or other person under any state or federal bankruptcy or other such law, then, to the extent thereof, such amounts shall be revived as Obligations and continue in full force and effect hereunder and be secured pursuant to the Security Documents, as if such payment or payments had not been received by the Lender.

      Section 2.08.  Return of Warrants to the Company.

      (a) In the event that the Lender refuses to make Advances duly requested by the Borrowers in accordance with Section 2.02 hereof AND such refusal is:

            (i) based on the Lender's concern over developments relating to the pendency of any investigation or litigation respecting either of the Borrowers or their officers or directors at the sole discretion of the Lender, or

            (ii) determined by arbitration to be an unreasonable refusal by the Lender to make Advances as provided in Section 2.02(c) hereof,

the Company shall be entitled to receive from the Lender the number of Warrants described in Section 2.08(b) hereof;

      (b) If prior to date of such refusal to make Advances, the Lender has Advanced to the Borrowers pursuant to this Agreement:

            (i) up to a maximum level of Advances of $2,500,000, the Lender shall return 2,000,000 Warrants to the Company;

            (ii) between a maximum level of Advances of $2,500,000 and $5,000,000, the Lender shall return 1,000,000 Warrants to the Company; and

            (iii) more than a maximum level of Advances of $5,000,000, the Lender shall not be required to return any Warrants to the Company;

      (c) If the DVI Consent shall not have been received by February 15, 2000, the Lender shall return 3,000,000 Warrants to the Company.

ARTICLE III.      REPRESENTATIONS AND WARRANTIES

      The Borrowers hereby jointly and severally make the following representations and warranties to the Lender, all of which representations and warranties shall survive the Agreement Date, the delivery of the Notes and the making of Advances, and are as follows:

      Section 3.01.  Financial Matters.

      (a) The Borrowers have heretofore furnished to the Lender (i) the audited consolidated financial statements (including consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows) of the Company and its consolidated Subsidiaries as at March 31, 1996, 1997, and 1998 and for each of the three (3) consecutive Fiscal Years ended on such dates, and (ii) the unaudited consolidated financial statements (including consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows) of the Company and its consolidated Subsidiaries as of the March 31, 1999 (collectively, the "Financial Statements").

      (b) The Financial Statements have been prepared in accordance with GAAP on a consistent basis for all periods, are complete and correct in all material respects, and fairly present the consolidated financial condition of the Company and its consolidated Subsidiaries as at said dates, and the results of operations for the periods stated. The books of account and other financial records of the Company and each of the Subsidiaries have been maintained in accordance with GAAP, consistently applied. The Borrowers acknowledge that the financial results set forth in its Financial Statements for the first, second and third quarters of the Fiscal

Year ended March 31,1999 will require restatement and that the representations set forth in this Section 3.01(b) are subject to, and qualified by, any such Restatement(s).

      (c) Neither the Company nor any of the Subsidiaries has any liabilities, Indebtedness, obligations or commitments of any kind or nature whatsoever, whether absolute, accrued, contingent or otherwise above $100,000 in the aggregate or $25,000 individually (collectively "Liabilities and Contingencies"), including, without limitation, Liabilities and Contingencies under employment agreements and with respect to any "earn-outs", stock appreciation rights, or related compensation obligations, except: (i) Liabilities and Contingencies disclosed in the Financial Statements or footnotes thereto, or in the Pro Forma Balance Sheet, (ii) Liabilities and Contingencies not incurred in the ordinary course of the Business Operations, all of which (and the amounts thereof, to the extent determinable) are disclosed on Schedules to this Agreement (to the extent required to be so disclosed hereunder) or in public filings made with the SEC under the Securities Exchange Act of 1934, as amended (true and complete copies of which filings have been furnished to the Lender), (iii) Liabilities and Contingencies incurred in the ordinary course of business and consistent with past practice since the date of the most recent Financial Statements, which are not required to be disclosed on Schedules to this Agreement, or (iv) those Liabilities which are not required to be disclosed under GAAP. The reserves, if any, reflected on the consolidated balance sheet of the Company and the Subsidiaries included in the most recent Financial Statements are appropriate and reasonable. The Borrowers have not had and do not presently have any contingent obligations, liabilities for taxes or unusual forward or long-term commitments except as specifically set forth in the Financial Statements or in Schedule "3.01" annexed hereto.

      (d) Except as otherwise reflected on Schedule "3.01," Schedule "3.04" or Schedule "3.05" to this Agreement, since the date of the most recent Financial Statements, no Material Adverse Effect shall have occurred and shall be continuing, including, without limitation, the following:

            (i) there has been no change in any assumptions underlying, or in any methods of calculating, any bad debt, contingency or other reserve relating to the Company or any of the Subsidiaries;

            (ii) there have been no write-downs in the value of any inventory of, and there have been no write-offs as uncollectible of any notes, accounts receivable or other receivables of, the Company and the Subsidiaries, except for write-downs and write-offs in the ordinary course of business and consistent with past practice, none of which shall be material (and all of which are described in the Schedules to this Agreement or in the Financial Statements);

            (iii) no material debts have been canceled, no claims or rights of substantial value have been waived and no significant properties or assets (real, personal or mixed, tangible or intangible) have been sold, transferred, or otherwise disposed of by the Company or any Subsidiary, except in the ordinary course of business and consistent with past practice;

            (iv) there has been no change in any method of accounting or accounting practice utilized by the Company or any of the Subsidiaries;

            (v) no material casualty, loss or damage has been suffered by the Company or any of the Subsidiaries, regardless of whether such casualty, loss or damage is or was covered by insurance; and

            (vi) no action described in this Section 3.01(d) has been agreed to be taken by the Company or any of the Subsidiaries.

      Section 3.02. Organization; Corporate Existence. Each of the Borrowers:
(a) is a corporation duly organized, validly existing and in good standing under the laws of the States of Delaware or New York, (b) has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and as proposed hereafter to be conducted, (c) is duly qualified to do business as a foreign corporation in each and every jurisdiction where such qualification is necessary and where the failure to so qualify would have a material adverse effect on its financial condition, business, operations, assets or properties, and (d) has all requisite corporate power and authority to execute and deliver, and perform all of its obligations under this Agreement, the Notes, the Warrants and the Security Documents. True and complete copies of the: (i) Certificates of Incorporation of each of the Borrowers, as amended and restated to date, and (ii) By-Laws of each of the Borrowers, together with all amendments thereto, have been furnished to the Lender.

      Section 3.03. Authorization. The execution, delivery and performance by each of the Borrowers of their respective obligations under this Agreement, the Notes, the Warrants, the Registration Rights Agreement and the Security Documents have been duly authorized by all requisite corporate action and will not, either prior to or as a result of the consummation of the Advances contemplated by this Agreement: (a) violate any provision of Applicable Law, any order of any court or other agency of government, any provision of the Certificates of Incorporation or By-Laws of the Borrowers, or any Contract, indenture, agreement or other instrument to which any of the Borrowers is a party, or by which any of the Borrowers or any of their assets or properties are bound, other than in agreements between the Company and DVI relating to the creating of Liens or (b) be in conflict with, result in a breach of, or constitute (after the giving of notice of lapse of time or both) a default under, or, except as may be provided in this Agreement, result in the creation or imposition of any Lien of any nature whatsoever upon any of the property or assets of any of the Borrowers pursuant to, any such Contract, indenture, agreement or other instrument. Except in respect of the filing of a Form 10-K (including amendments thereto) and/or a Form 8-K or Form 10-Q under the Securities Exchange Act of 1934, as amended, the Borrowers are not required to obtain any Government Approval, consent or authorization from, or to file any declaration or statement with, any governmental instrumentality or agency in connection with or as a condition to the execution, delivery or performance of any of this Agreement, the Notes, the Warrants or the Security Documents.

      Section 3.04. Litigation. Except as disclosed on Schedule "3.04" annexed hereto, there is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality or other agency now pending or, to the knowledge of the Borrowers, threatened against or directly affecting the Borrowers or any of their respective assets, which, if adversely determined, would have a Material Adverse Effect on any of such assets or on the business, operations, properties, assets or condition, financial or otherwise, of the Borrowers.

      Section 3.05. Material Contracts. Except as disclosed on Schedule "3.05" annexed hereto, none of the Borrowers is a party to any Contract, agreement or instrument or subject to any charter or other corporate restriction that could have a Material Adverse Effect on the Business Operations, properties, assets or operations of the Borrowers or is subject to any liability or obligation under or relating to any collective bargaining agreement, or in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Contract, agreement or instrument to which it is a party or by which any of its assets or properties is bound, which default, individually or in the aggregate, could have a Material Adverse Effect on Borrower.

      Section 3.06. Title to Properties. The Borrowers have good and marketable title to all of their respective properties and assets, free and clear of all mortgages, security interests, restrictions, encumbrances or other Liens of any kind, except for restrictions on the nature of use thereof imposed by Applicable Law, and except for Existing Liens, none of which materially interfere with the use and enjoyment of such properties and assets in the normal course of the Business Operations as presently conducted, or materially impair the value of such properties and assets for the purpose of such business.

      Section 3.07. Real Properties. Each of the Borrowers is the record fee owner or lessee of all of the Real Properties owned or leased by such Borrower, and:

      (a) All of the owned and leased real properties (other than real properties under Immaterial Leases) will be owned or leased free and clear of any and all mortgages, liens, charges, easements and encumbrances binding upon any of the Borrowers, except for the Mortgages and the Lease Assignments, and except for encumbrances or imperfections of title listed in Schedule "3.07" annexed hereto or other related immaterial zoning, easements or other restrictions of record, none of which shall: (i) be material in amount; (ii) materially detract from the value of any of the Real Properties; (iii) materially impair the use of any of the Real Properties in connection with the Business Operations; or (iv) render title to any of the Real Properties unmarketable or indefeasible;

      (b) Except as set forth in Schedule "3.07" annexed hereto, the Real Properties and all buildings and improvements located thereon have been constructed to have access, ingress, egress, water supply, storm and sanitary sewage facilities, telephone, gas, electricity, fire protection, and, without limitation, other required public utilities, which are adequate for the uses thereof in the Borrowers' business; and all access, ingress and egress to and from the Real Properties, and all utility connections thereto, are by public streets and roads;

      (c) Except as set forth in Schedule "3.07" annexed hereto, all buildings and improvements located on the Real Properties (including, without limitation, the roofs, basements, appliances, the plumbing, heating and electric systems, the cesspools and septic systems, if any, and the elevators, if any) are in good working order, condition and repair (reasonable wear and tear excepted) for the purposes currently used by the Borrowers, and, to the Borrowers' knowledge, are maintained in accordance with Applicable Law in all material respects; and, to the Borrowers' knowledge, no condition exists pursuant to which any adjoining or other landowner may claim damage to such landowner's property by reason of drainage from or any other condition existing upon the Real Properties; and

      (d) Except as set forth in Schedule "3.07" annexed hereto, the use of the Real Properties in and for the purposes of the Business Operations is in full compliance with all building, zoning and other Applicable Law in all material respects.

      Section 3.08. Machinery and Equipment. The machinery and equipment owned, leased and/or otherwise used by the Borrowers is covered under the Security Agreement and is, as to each individual material item of machinery and equipment, and in the aggregate as to all such machinery and equipment, in good and usable condition and in a state of good maintenance and repair (reasonable wear and tear excepted), and adequate for its use in the Business Operations.

      Section 3.09. Capitalization. Except as set forth on Schedule "3.09" annexed hereto, the Company has no Subsidiaries other than Schick New York. Neither the Company nor Schick New York owns any capital stock, equity or assets of any other corporation, form or entity, except for the Company's investment in Photobit Corporation. Schedule "3.09" annexed hereto fully describes the capitalization of Photobit Corporation and the nature of the Company's investment therein.

      Section 3.10. Solvency. The Advances made and to be made by the Borrowers under this Agreement, do not and will not render the Borrowers insolvent or with unreasonably small capital for their business; value of all of the assets and properties of the Borrowers do now, and will, upon the funding of the Advances contemplated hereby, exceed the aggregate Liabilities and Indebtedness of the Borrowers (including contingent liabilities); none of the Borrowers is contemplating either the filing of a petition under any state or federal bankruptcy or insolvency law, or the liquidation of all or any substantial portion of its assets or property and the Borrowers have no knowledge of any Person contemplating the filing of any such petition against the Borrowers.

      Section 3.11. Patents, Trademarks and Other Intellectual Property. Schedule "3.11" annexed hereto correctly sets forth a list and brief description of:

      (a) all patents, patent applications, copyright registrations and applications, registered trade names, and trademark registrations and applications, both domestic and foreign, which are presently owned, filed or held by any of the Company, any Subsidiaries or any of their Affiliates (or any of them), and/or any of the directors or officers of the Company, and which are used in the Business Operations;

      (b) all material licenses, both domestic and foreign, which are owned or controlled by any of the Company, any Subsidiaries or any of their Affiliates (or any of them), and/or any of the directors or officers of the Company, and which are used in the Business Operations; and

      (c) all material written franchises, licenses and/or similar arrangements granted to any of the Company, any Subsidiaries or any of their Affiliates (or any of them), and/or any of the directors or officers of the Company for the benefit of the Business Operations, or granted to others by the Company for the benefit of the Business Operations. All letters patent, patent applications, copyright registrations and applications, registered trade names, trademark registrations and applications, franchises, licenses and other arrangements set forth in Schedule "3.11" are, except as otherwise provided by their terms and conditions, assignable to the Lender, subject to the rights of the Senior Lender(s), and do not, to the knowledge of any Borrower, infringe upon the rights of others, and are not subject to any pending challenge except as set forth in Schedule "3.11". To the best of the Borrower's knowledge, no product, system or apparatus sold by Borrower infringes on any patent owned by others.

      Section 3.12. Full Disclosure. Except as set forth on Schedule "3.12" annexed hereto, no statement of fact made by or on behalf of any of the Borrowers in this Agreement, in any Security Document, or in any agreement, certificate or schedule furnished to the Lender pursuant hereto (including, without limitation, all registration statements, proxy materials and Forms 10-K, 10-Q, 8-K, and amendments thereto, for the fiscal period from July 1997 through September 30, 1999, as filed with the SEC) contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make any statements contained herein or therein not misleading. Except for matters of a general economic or political nature which do not affect the Borrower uniquely, there is no fact presently known to the Borrower which has not been disclosed to the Lender, which materially adversely affects, or so far as the Borrower can foresee, will materially adversely affect, their property, business, operations or condition (financial or otherwise).

      Section  3.13.  No  Investment  Company.  None of the  Borrowers is an
"investment company", or a company "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

      Section 3.14. Margin Securities. None of the Borrowers owns or has any present intention of acquiring any "margin security" within the meaning of Regulation G (12 CFR Part 207), or any "margin stock" within the meaning of Regulation U (12 CFR Part 221), of the Board of Governors of the Federal Reserve System (herein called "margin security" and "margin stock"). None of the proceeds of the Line of Credit will be used, directly or indirectly, for the purpose of purchasing or carrying, or for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry, any margin security or margin stock or for any other purpose which might constitute the transactions contemplated hereby a "purpose credit" within the meaning of said Regulation G or Regulation U, or cause this Agreement to violate any other regulation of the Board of Governors of the Federal Reserve System or the Securities Exchange Act of 1934, as amended, or any rules or regulations promulgated under such statutes.

      Section 3.15. Tax Returns. Except as otherwise set forth in footnotes to the consolidated balance sheet of Borrowers as at September 30, 1999, and except for any non-material misstatement of income tax obligations and except for any returns currently on extension pursuant to properly filed extension, the Borrowers have filed all federal, state and local tax returns required to be filed by any of them and have paid or made adequate provision (as reflected in the balance sheets described in Section
3.01 hereof) for the payment of all federal, state and local taxes, charges and assessments.

      Section 3.16. ERISA. Except as set forth in Schedule "3.16" annexed hereto, none of the Borrowers nor any ERISA Affiliate of any of the Borrowers maintains or has any obligation to make any contributions to any pension, profit sharing or other similar plan providing for deferred compensation to any employee. With respect to any such plan(s) as may now exist or may hereafter be established by the Borrowers or any ERISA Affiliate of any of the Borrowers, and which constitutes an "employee pension benefit plan" within the meaning of
Section 3(2) of ERISA, except as set forth on Schedule "3.16": (a) the Borrowers or the subject ERISA Affiliate have paid and shall cause to be paid when due all amounts necessary to fund such plan(s) in accordance with its terms, (b) except for normal premiums payable by the Borrowers to the Pension Benefit Guaranty Corporation ("PBGC"), the Borrowers or the subject ERISA Affiliate have not taken and shall not take any action which could result in any Liability to the PBGC, or any of its successors or assigns, (c) the present value of all vested accrued benefits thereunder shall not at any time exceed the value of the assets of such plan(s) allocable to such vested accrued benefits, (d) there have not been and there shall not be any transactions such as would cause the imposition of any tax or penalty under Section 4975 of the Code or under Section 502 of ERISA, which would adversely affect the funded benefits attributable to the Borrowers or the subject ERISA Affiliate, (e) there has not been and there shall not be any termination or partial termination thereof (other than a partial termination resulting solely from a reduction in the number of employees of the Borrowers or an ERISA Affiliate of the Borrowers, which reduction is not anticipated by the Borrowers), and there has not been and there shall not be any "reportable event" (as such term is defined in Section 4043(b) of ERISA) on or after the effective date of Section 4043(b) of ERISA with respect to any such plan(s) subject to Title IV of ERISA, (f) no "accumulated funding deficiency" (as defined in Section 412 of the Code) has been or shall be incurred on or after the effective date of Section 412 of the Code, (g) except as otherwise reflected on Schedule "3.16" annexed hereto, such plan(s) have been and shall be determined to be "qualified" within the meaning of Section 401(a) of the Code, and have been and shall be duly administered in compliance with ERISA and the Code, and (h) the Borrowers are not aware of any fact, event, condition or cause which might adversely affect the qualified status thereof. As respects any "multiemployer plan" (as such term is defined in Section 3(37) of ERISA) to which any of the Borrowers or any ERISA Affiliate thereof has heretofore been, is now, or may hereafter be required to make contributions, such Borrowers or such ERISA Affiliate has made and shall make all required contributions thereto, and there has not been and shall not be any "complete withdrawal" or "partial withdrawal" (as such terms are respectively defined in Sections 4203 and 4205 of ERISA) therefrom on the part of the Borrowers or such ERISA Affiliate.

      Section 3.17. Compliance with Laws. The Borrowers are in compliance in all material respects with all occupational safety, health, wage and hour, employment discrimination, environmental, flammability, labeling and other Applicable Law which are material to their respective businesses and the Business Operations, and the Borrowers are not aware of any state of facts, events, conditions or occurrences which may now or hereafter constitute or result in a violation of any of such Applicable Law, or which may give rise to the assertion of any such violation, the effect of which could have a material adverse effect on any Borrowers.

      Section 3.18. Licenses and Permits. Each of the Borrowers have all federal, state and local licenses and permits required to be maintained in connection with and material to the Business Operations (including all Food and Drug Administration ("FDA") permits and licenses), and all such licenses and permits are valid and in full force and effect.

      Section 3.19.  Environmental Laws.

      (a) Except as disclosed on Schedule "3.19" annexed hereto: (i) the Borrowers have complied in all material respects with all Environmental Laws relating to their respective businesses and properties, and (ii) there exists no Hazardous Substances in or under any Existing Real Properties or storage tanks, except those that are stored and used in compliance with Applicable Laws.

      (b) Except as disclosed in Schedule "3.19" annexed hereto, to the best of the Borrowers' knowledge, there exist no past or present violations of Environmental Laws which will result in a material adverse effect on the business, operations, prospects, assets, property or condition (financial or otherwise) of the Borrowers.

      (c) During the term of this Agreement, and for so long as any Loans remain outstanding, the Borrower shall comply in all material respects with all applicable Environmental Laws, and shall, in addition, promptly notify the Lender of any and all claims, demands or Notices received under any Environmental Laws and the Borrowers' response thereto.

      (d) As used in this Agreement, the following terms have the following meanings:

      "Environmental Laws" include all federal, state, and local laws, rules, regulations, ordinances, permits, orders, and consent decrees agreed to by the Borrowers, relating to health, safety, and environmental matters applicable to the business and property of the Borrowers. Such laws and regulations include but are not limited to the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. ss.6901 et seq., as amended; the New Jersey Environmental Cleanup and Recovery Act ("ECRA"); the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ss.9601 et seq., as amended; the Toxic Substances Control Act ("TSCA"), 15 U.S.C. ss.2601 et seq., as amended; and the Clean Water Act, 33 U.S.C. ss.1331 et seq., as amended.

      "Hazardous Substances", "Release", "Respond" and "Response" shall have the meanings assigned to them in CERCLA, 42 U.S.C. ss.9601, as amended.

      "Notice" means any summons, citation, directive, information request, notice of potential responsibility, notice of violation or deficiency, order, claim, complaint, investigation, proceeding, judgment, letter, or other communication, written or oral, actual or threatened, from the United States Environmental Protection Agency or other federal, state, or local agency or authority, or any other entity or individual, public or private, concerning any intentional or unintentional act or omission which involves management of Hazardous Substances on or off any real properties; the imposition of any lien on any real properties, including but not limited to liens asserted by government entities in connection with any Borrower's response to the presence or Release of Hazardous Substances; and any alleged violation of or responsibility under any Environmental Laws.

      Section 3.20. Reaffirmation. Each and every request by a Borrower for Advances under Section 2.01 or Section 2.02 above shall constitute a reaffirmation of the truth and accuracy in all material respects of the Borrowers' representations and warranties hereunder and under the Security Documents on and as of the date of such request.

      Section 3.21. Labor Relations; Compliance. None of the Borrowers has been or is a party to any collective bargaining or other labor Contract. Except as disclosed in Schedule "3.21" annexed hereto, there has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting any Borrower relating to the alleged violation of any Applicable Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting any of the Borrowers or their premises, or (c) any application for certification of a collective bargaining agent. No event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lock-out of any employees by any Borrower, and no such action is contemplated by any Borrower. Each Borrower has complied in all respects with all Applicable Law relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. No Borrower is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Applicable Law.

      3.22. Insurance.

      (a) All polices to which any Borrower is a party or that provide coverage to any Borrower, or any director or officer of a Borrower:

            (i)   are valid, outstanding, and enforceable;

            (ii) are issued by an insurer that is reasonably believed by Borrowers to be financially sound and reputable;

            (iii) taken together, provide adequate insurance coverage for the assets and the operations of the Borrowers for all risks to which the Borrowers are normally exposed;

            (iv) are sufficient for compliance with all Applicable Law and Contracts to which any Borrower is a party or by which any of them is bound;

            (v) will continue in full force and effect following the consummation of the execution, delivery of this Agreement, the warrants and the Security Documents; and

            (vi) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of any Borrower.

      (b) Except as disclosed in Schedule "3.22" annexed hereto, no Borrower has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

      (c) The Borrowers have paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which any Borrower is a party or that provides coverage to any Borrower or director thereof.

      (d) The Borrowers have given notice to the insurer of all material claims that may be insured thereby.

ARTICLE IV.       CONDITIONS OF MAKING THE ADVANCES

      The effectiveness of this Agreement, and the obligations of the Lender to make any Advance hereunder, are subject to the following conditions precedent:

      Section 4.01. Representations and Warranties. The representations and warranties set forth in Article III hereof shall be true and correct in all material respects on and as of the Agreement Date, and on each subsequent date that an Advance is to be made, provided, however, that for the purpose of determining whether the representations and warranties are true and correct as of the date that an Advance may be made, the Company shall have the right to amend its disclosure schedules attached to this Agreement, provided, that the Lender receives such amended disclosure schedules at least five (5) business days prior to such Advance Analysis and is provided with the necessary documentation and access to the Company to determine the effect of such amendment.

      Section  4.02.   Loan   Documents.   The  Borrowers  shall  have  duly
executed and delivered to the Lender upon the execution of this Agreement, all of the following:

      (a) All UCC Financing Statements, stock certificates and stock powers, and other certificates and documents required thereunder;

      (b)   The Note;

      (c) A certificate of the Secretary or an Assistant Secretary of each of the Borrowers certifying the votes of the Boards of Directors of the Borrowers, each authorizing and directing the execution and delivery of this Agreement, the Notes, the Warrants, the Security Agreement, and all further agreements, instruments, certificates and other documents pursuant hereto and thereto;

      (d) A certificate of the Secretary or an Assistant Secretary of each of the Borrowers certifying the names of the officers of each of the Borrowers who are authorized to execute and deliver this Agreement, the Notes, the Warrants, the Security Agreement, and all other agreements, instruments, certificates and other documents to be delivered pursuant hereto and thereto, together with the true signatures of such officers. The Lender may conclusively rely on such certificate until they shall receive any further such certificate canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate;

      (e) Certificates of the Secretary of State of Delaware and New York, all dated reasonably prior to the Agreement Date or the date of the Advance Analysis, as applicable, stating that each Borrowers is duly incorporated and in good standing in such jurisdiction and that Schick is qualified to do business in New York;

      (f)   The Shareholders Agreement;

      (g)   The Security Agreement;

      (h)   The Registration Rights Agreement.

      Section 4.03. Restructuring Plan. The Borrowers shall have developed, completed and commenced to implement a written plan (the "Restructuring Plan"), the content of which shall be satisfactory to and approved and authorized by both the Board of Directors of the Company and the Lender (which shall not be unreasonably withheld or delayed). The Restructuring Plan shall include, without limitation, matters involving (a) the consent and renegotiating of the existing loan with the Borrowers' Senior Lender, (b) the hiring and retaining of outside consultants, (c) procedures for dealing with significant vendors and payment of any significant outstanding payables, (d) procedures for dealing with the collection of accounts receivable, (e) the hiring of any new executive level employees and (f) a detailed annual operating and capital budget approved by Lender (which approval shall not be unreasonably withheld).

      Section 4.04. Board of Directors. The Greystone Designees shall (i) be elected to the Boards of Directors of the Company and Schick New York and the Company's Audit Committee and Compensation Committee, (ii) not have been removed from such positions and (iii) if they resign from such positions shall promptly be replaced by other individuals designated by the Lender as contemplated by
Section 5.14.

      Section 4.05.  RESERVED.

      Section 4.06. The Initial Warrants. The Company shall have issued to the Lender the Initial Warrants.

      Section 4.07. Fairness Opinion. If deemed necessary by the Board of Directors to the Company, the Company and the Lender shall have received an opinion from an investment banking firm acceptable to the Company to the effect that the Line of Credit, the issuance of the Warrants and other transactions contemplated by this Agreement and the Exhibits hereto hereby are fair to the stockholders of the Company from a financial point of view (the "Fairness Opinion").

      Section 4.08. Further Matters. All legal matters, and the form and substance of all documents, incident to the transactions contemplated hereby shall be satisfactory to counsel for the Lender.

      Section 4.09. No Default. No Default or Event of Default shall have occurred and continues to occur without being remedied.

      Section 4.10. Consent of Senior Lender. The written consent of DVI for the creation of a security interest in the Collateral (the "DVI Consent") shall have been received by the Borrowers and delivered to Lender.

      Section 4.11. Six Month Financial Statements. The Company shall have delivered the unaudited consolidated financial statements (including consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows) of the Company and its consolidated subsidiaries for the six month periods ended on September 30, 1998 and 1999.

ARTICLE V.        AFFIRMATIVE COVENANTS

      The Borrowers hereby jointly and severally covenant and agree that, from the date hereof and until all Obligations (whether now existing or hereafter arising) have been paid in full and the Borrowers have no further right to extension or funding under this Agreement, each of the Borrowers shall:

      Section 5.01. Corporate and Insurance. Do or cause to be done all things necessary to at all times (a) other than mergers solely among Borrowers, preserve, renew and keep in full force and effect its corporate existence, rights, licenses, permits and franchises, (b) comply with this Agreement and maintain and preserve the Lender's Liens and the priority thereof, (c) maintain, preserve and protect all of its franchises and material trade names, and preserve all of its material property used or useful in the conduct of its business and keep the same in good repair, working order and condition (reasonable wear and tear excepted), and from time to time make, or cause to be made, all needed and proper repairs, renewals, replacements, betterments and improvements thereto, so that the Business Operations carried on in connection therewith may be properly and advantageously conducted at all times, (d) keep, under the coverage of an "umbrella" policy or other form of coverage reasonably acceptable to the Lender, its insurable properties adequately insured at all times, by financially sound and reputable insurers reasonably acceptable to the Lender, to such extent and against such risks, including fire and other risks and casualty insured against by extended coverage, and maintain, as part of such coverage, liability and such other insurance, as is customarily maintained by companies engaged in similar businesses (including, without limitation, products liability insurance), in amounts reasonably satisfactory to the Lender and each Lender, all of which insurance policies shall name the Lender and each Lender as loss payee and an additional insured as its interests appear, and shall provide for the Lender and each Lender to receive written notice thereof at least twenty (20) days prior to any cancellation, modification or non-renewal of the subject policy, and (e) comply with all Applicable Law material to its Business Operations, whether now in effect or hereafter enacted, promulgated or issued.

      Section 5.02. Payment of Taxes. File, pay and discharge, or cause to be paid and discharged, all taxes, assessments and governmental charges or levies imposed upon the Borrowers or upon their income and profits or upon any of their property (real, personal or mixed) or upon any part thereof, before the same shall become in default, as well as all lawful claims for labor, materials, supplies and otherwise, which, if unpaid when due, might become a Lien or charge upon such property or any part thereof; provided, however, that the Borrowers shall not be required to pay and discharge or cause to be paid and discharged any such tax, assessment, charge, levy or claim (other than taxes and/or assessments relating to real property or the use thereof) so long as (a) the validity thereof shall be contested in good faith by appropriate proceedings and the Borrowers shall have set aside on their books adequate reserves with respect to any such tax, assessment, charge, levy or claim so contested, and (b) payment with respect to any such tax, assessment, charge, levy or claim shall be made before any of the Borrowers' property shall be seized or sold in satisfaction thereof.

      Section 5.03. Notice of Proceedings. Give prompt written notice to the Lender of:

      (a) Any proceedings instituted against any of the Borrowers in any federal or state court or before any commission or other regulatory body, whether federal, state or local, which, if adversely determined, could have a material adverse effect upon such Borrower's business, operations, properties, assets or condition, financial or otherwise;

      (b)   Changes in location of material assets; and

      (c) Material Adverse Effects or defaults to the Lender or the Senior
Lender.

      Section 5.04.  Periodic Reports.  Furnish to the Lender:

      (a) Within ninety (90) calendar days after the end of each Fiscal Year:
(i) consolidated balance sheets, statements of income, statements of stockholders' equity, and statements of cash flows of the Borrowers, together with footnotes and supporting schedules thereto, all certified by independent certified public accountants selected by the Borrowers and reasonably acceptable to the Lender (and commencing with Fiscal Year 2002 with the form of certification to be without material qualification or otherwise satisfactory to the Lender), showing the financial condition of the Borrowers at the close of such Fiscal Year and the results of operations of the Borrowers during such Fiscal Year; (ii) an unaudited consolidating balance sheet and statement of income of each of the Borrowers, together with appropriate adjustments and eliminations; and (iii) a schedule of all Contracts, capital contributions and loan transactions between any Borrowers (on the one hand) and any other Borrowers or any Subsidiary (on the other hand), including therein a schedule of all cash capital contributions made by any Borrower and all Indebtedness (including Indebtedness for Money borrowed) owed to any Borrower by any other Borrower or any Subsidiary (hereinafter collectively referred to as "Intercompany Investment(s)"), as at the end of such Fiscal Year;

      (b) Within forty-five (45) calendar days after the end of each fiscal quarter: (i) unaudited consolidated and consolidating balance sheets and statements of income of the Borrowers, together with supporting schedules thereto, prepared by the Borrowers and certified by the Company's Chairman, President or Chief Financial Officer, such balance sheets to be as of the close of such fiscal quarter and such statements of income to be for the period from the beginning of the then-current Fiscal Year to the end of such fiscal quarter, together with comparative statements of income for the corresponding fiscal quarter in the immediately preceding Fiscal Year, in each case subject to normal audit and year-end adjustments which shall not be material; (ii) a schedule of all Intercompany Investments (specifying therein, the respective obligors and obligees) as at the end of such fiscal quarter; and (iii) a written calculation of Excess Available Cash.

      (c) Concurrently with the delivery of each of the financial statements required by Sections 5.04(a) and 5.04(b) above, a certificate (the "Compliance Certificate") on behalf of the Borrowers (signed by the Chairman, Chief Executive Officer, Chief Financial Officer or President of the Company, in substantially the form annexed as Exhibit "F" to this Agreement, (i) calculating, setting forth, and certifying as to the accuracy of the calculations required under Sections 5.08 through 5.11 hereof, and (ii) certifying that he has examined the provisions of this Agreement and that no Event of Default has occurred and/or is continuing;

      (d) Such other supplemental financial information pertaining to the Borrowers as the Lender may from time to time reasonably request (provided, that as to items listed in clauses (iii) and (iv) below, not more frequently than annually) including: (i) aging schedules of all accounts receivable and accounts payable of the Borrowers as of the end of any one or more months, (ii) an analysis of the Borrowers' inventory as at the end of any one or more months in a form reasonably satisfactory to the requesting Lender, (iii) within thirty
(30) days after the commencement of each Fiscal Year, a consolidated Capital Expenditure budget and a separate consolidated research and development expenditure budget of the Borrowers for such Fiscal Year showing the nature and amount of the proposed Capital Expenditures and proposed research and development expenditures; and within ninety (90) days after the end of each Fiscal Year, updated reports showing the actual Capital Expenditures and actual research and development expenditures for such immediately preceding Fiscal Year; and (iv) within thirty (30) days after the commencement of each Fiscal Year, a consolidated cash flow and profit and loss projection of the Borrowers for such Fiscal Year;

      (e) Within ten (10) days after filing with the SEC, true and complete copies of all registration statements, proxy materials and other periodic reports (including Forms 10-K, 10-Q, 8-K and other related forms) filed on behalf of any or all of the Borrowers or any Subsidiary with the SEC under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended; and

      (f) Promptly, from time to time, such other information regarding the Borrowers' operations, assets, business, affairs and financial condition, as the Lender may reasonably request.

      Section 5.05. Books and Records; Inspection. Maintain at its corporate headquarters books and records respecting all of the Business Operations at the Borrowers' principal places of business, and permit Lenders or representatives of the Lender to inspect, at any time during normal business hours, upon reasonable notice, and without undue disruption of the Business Operations, all of the Borrowers' various books and records, and to make copies, abstracts and/or reproductions thereof.

      Section  5.06.   Notice  of  Default  or  Material   Adverse   Effect.
Promptly advise the Lender in writing of: (a) any Material Adverse Effect; or (b) the existence or occurrence of any Default or Event of Default.

      Section 5.07. Accounting. Maintain a standard system of accounting in order to permit the preparation of consolidated financial statements in accordance with GAAP.

      Section 5.08. Current Ratio. Beginning in March 2001, as at the end of each Fiscal Year, maintain a Current Ratio of not less than 1 to 1.

      Section 5.09. Interest Coverage Ratio. Beginning in March 2002, as at the end of each Fiscal Year, maintain an Interest Coverage Ratio of not less than 1.50 to 1.

      Section 5.10. EBITDA. As at the end of each Fiscal Year, maintain an EBITDA at not less than the minimum amount set forth below for such date:

      Fiscal Year Ending                   Minimum EBITDA
      ------------------                   --------------
      March 31, 2001                                  0

      March 31, 2002                             $2,500,000

      March 31, 2003                             $5,000,000

      March 31, 2004                             $7,500,000

      Section 5.11.  RESERVED.

      Section 5.12. Reports on Application of the Net Proceeds of Advances. The Borrowers shall furnish to the Lender at (a) each regularly scheduled meeting of the Board of Directors of the Company, and (b) on a quarterly basis on each Interest Payment Date, a written report as to the application of the net proceeds of all Advances, if any, made in the immediately preceding calendar quarter.

      Section 5.13. Further Deliveries. Exert its best efforts to obtain and deliver to the Lender any and all further consents, including landlord's and/or lessee's consents and estoppel certificates in respect of the Lease Assignments, certificates of occupancy, and other relevant matters, to the extent that the same have not previously been delivered, are not available for delivery, or are not delivered to the Lender in accordance with this Agreement and the Security Documents, and which subsequent deliveries are expressly consented to in writing by Lender.

      Section 5.14.  Board of Directors of the Company and Subsidiaries.

      (a) Take all requisite corporate actions to cause the Boards of Directors of each of the Borrowers to elect two additional persons designated by the Lender (collectively, the "Initial Greystone Designees") to the Board of Directors of the Company and each of its subsidiaries.

      (b) Take all requisite corporate actions to cause an additional person designated by the Lender ("Subsequent Greystone Designee" and together with the Initial Greystone Designees the "Greystone Designees") to be elected to the Boards of Directors of the Borrowers in accordance with the following formula:

      Greystone Designees = Schick Seats / (1-Greystone %) - Schick Seats

provided, that, unless the Lender has Advanced to Borrowers pursuant to this Agreement more than a maximum level of advances of $6,000,000, the number of Greystone Designees shall not equal less than two directors or more than 50% of each Board of Directors and provided that the number Greystone Designees shall be rounded to the closest integer. If the Lender Advances more than a maximum level of Advances of $6,000,000 to the Borrowers pursuant to this Agreement, Greystone Designees shall equal the Schick Seats plus one. As used in this Section, "Schick Seats" shall mean the total number of seats occupied on the Board of Directors excluding those seats occupied by Greystone Designees; and "Greystone %" shall mean the number of Warrants issued to Greystone, Jeffrey Slovin or any other designee of Greystone under this Agreement, together with the number of shares held by Greystone as the result of exercising its Warrants hereunder divided by the number of Borrowers' shares which are issued and outstanding, together with the number of Warrants issued to Greystone or any other designee of Greystone under this Agreement. Schedule 5.14 annexed hereto sets forth a tabular application of the formula contained in this Section.

      (c) From and after the Agreement Date, fill vacancies created by death or inability of any of the Greystone Designees to continue to serve on the Board of Directors of the Company and its Subsidiaries, by another person designated by the Lender.

      (d) Take all requisite corporate actions to cause one person designated by the Lender to serve on both the Company's Audit Committee and its Compensation Committee.

      Section 5.15. Environmental Response. In the event of any discharge, spill, injection, escape, emission, disposal, leak or other Release of Hazardous Substances on any Real Property owned or leased by any of the Borrowers, which is not authorized by a permit or other approval issued by the appropriate governmental agencies, and which requires notification to or the filing of any report with any federal or state governmental agency, the Borrowers shall promptly: (i) notify the Lender; and (ii) comply with the notice requirements of the Environmental Protection

Agency and applicable state agencies, and take all steps necessary to promptly clean up such discharge, spill, injection, escape, emission, disposal, leak or other Release in accordance with all applicable Environmental Laws and the Federal National Contingency Plan, and, if required, receive a certification from all applicable state agencies or the Environmental Protection Agency, that such Real Property has been cleaned up to the satisfaction of such agency(ies). In addition, if applicable, the Borrower shall promptly register with the New Jersey Department of Environmental Protection any underground storage tanks installed after the Agreement Date pursuant to the applicable regulations contained in the New Jersey Underground Storage Tank Act, N.J.S.A. 58: 10A-21, et seq.

      Section 5.16. Management. Cause David Schick, to continue to be employed as Chief Executive Officer of the Company at the pleasure of the Board of Directors pursuant to the terms of an employment agreement to be executed by and between Borrowers and David Schick, as attached hereto as Exhibit "E" except in the event of death or disability.

      Section 5.17. Right of First Refusal. In the event and to the extent that the Company shall elect to (i) raise any additional capital through any public or private offer and sale of any of its equity securities (an "Equity Offering"), or the Company hereby agrees to grant to the Lender the right and option (the "Right of First Refusal"), but not the obligation, to purchase any such equity securities of the Company (the "Equity Securities"). Such Right of First Refusal shall be implemented in accordance with the following procedures:

      (a) The Company shall give the Lender not less than twenty (20) Business Days prior written notice of any intention by the Company to consummate any Equity Offering. Within five (5) Business Days following receipt of such notice, the Lender shall notify the Company, in writing, as to whether the Lender has an interest in purchasing the Equity Securities being offered for sale. If the Lender expresses an affirmative interest, the Company and the Lender shall thereafter promptly meet and attempt to negotiate in good faith the terms and conditions of the Lender's purchase of the Equity Securities. In the event that the parties are unable to agree upon the terms and conditions of such transaction by the earlier to occur of (i) fifteen (15) Business Days from the Company's notice, or (ii) ten (10) Business Days from the initial meeting with respect to such proposed transaction, then the Company shall be free to sell the Equity Securities to any third party, subject, however, to the rights of the Lender set forth in Section 5.17(b) below. Nothing herein shall prevent the Company, at any time, from entering into negotiations with any third parties concerning or relating to the sale of Equity Securities provided that a Greystone representative shall be permitted to attend any such negotiations.

      (b) In the event and to the extent that the Company shall receive a written offer or proposal from any Person (whether or not Affiliated with the Company) (a "Third Party") to purchase or sell any Equity Securities in a proposed Equity Offering (the "Third Party Proposal"), the Company shall promptly furnish to the Lender a true and complete copy of such Third Party Proposal. Such Third Party Proposal for Equity Offerings must be in the form either (i) a letter of intent, (ii) a Final Term Sheet or (iii) a Registration Statement filed with the Securities and Exchange Commission. The Lender shall have a period of ten (10) Business Days from receipt of such Third Party Proposal to notify the Company in writing as to whether the

Lender intends to match the terms of such Third Party Proposal. If such Third Party Proposal is from a proposed underwriter or agent seeking to sell the Equity Securities, the Lender may, at its sole option, elect to match the Third Party Proposal by purchasing the Equity Securities, at a price per share which shall be net of all selling commissions, discounts and other offering expenses. To the extent that there shall be any material amendments or modifications to such Third Party Proposal, the Company shall promptly forward to the Lender a complete copy of each such amended Third Party Proposal, and the twenty (20) Business Day period in which the Lender may match such amended Third Party Proposal shall again commence upon delivery to the Lender of such amended Third Party Proposal(s).

      (c) In the event that the Lender shall notify the Company of its unwillingness to match the terms of any final Third Party Proposal, or shall fail to timely notify the Company of its intention to so match such final Third Party Proposal, the Lender's Right of First Refusal with respect to such Third Party Proposal shall expire.

      Section 5.18. Employee Options. Take all requisite corporate action reasonably within its control to cause the shareholders to vote at the first annual meeting of Shareholders of the Company that takes place after the Agreement Date to either increase the number of shares available under the Company's 1996 Employee Stock Option Plan or to establish a new stock option plan to authorize the issuance of options to purchase an aggregate of 750,000 shares of Common Stock.

      Section 5.19. Registration Rights. Shall register the shares of Schick Common Stock underlying the Warrants as provided in the Registration Rights Agreement and shall not be in breach of such Registration Rights Agreement.

      Section 5.20.     Intellectual Property.

      (a) Borrower agrees to timely pay any and all maintenance, renewal, annuity fees and the like to the appropriate governmental entity in order to keep all of its intellectual property in full force and effect.

      (b) Borrower agrees to bring any action or legal proceeding as may reasonably be necessary in order to defend its intellectual property against third party infringers thereof of which it has knowledge.

      Section 5.21. Disclosure. The Company will promptly inform the Greystone Designees of all developments with regard to the pendency of any investigation or litigation respecting either the Borrowers or their officers or directors. The Greystone Designees will determine in their own business judgment whether to relay such information to other Greystone employees.

      Section 5.22. Restructuring Plan. The Borrowers shall update and amend the Restructuring Plan including the detailed budgets contained therein, once every six months, provided that the content thereof shall be satisfactory to and approved and authorized by both the Board of Directors of the Company and the Lender (which shall not be unreasonably withheld).

Upon such approval and authorization the Borrowers shall diligently implement the Restructuring Plan.

ARTICLE VI.       NEGATIVE COVENANTS

      The Borrowers jointly and severally covenant and agree that, until all Obligations (whether now existing or hereafter arising) have been paid in full and the Borrowers have no further right to extension or funding under this Agreement, unless the Lender shall otherwise consent in writing, none of the Borrowers shall, directly or indirectly:

      Section 6.01. Indebtedness and Liabilities. Incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness or Liability, other than:

      (a)   Indebtedness to the Lender for Advances, or otherwise;

      (b) Indebtedness and Liabilities with respect to trade obligations, accounts payable and other normal accruals incurred in the ordinary course of business, or with respect to which any of the Borrowers is contesting in good faith the amount or validity thereof by appropriate proceedings, and then only to the extent that the Borrowers have set aside on their books adequate reserves therefor;

      (c) Indebtedness under those Real Property Leases listed on Schedule "3.07" annexed hereto;

      (d) Indebtedness under Existing Operating Leases listed on Schedule "3.05" annexed hereto;

      (e) Existing Indebtedness, but only to the extent set forth on Schedule "6.01(e)" annexed hereto;

      (f) Purchase money Indebtedness or other Indebtedness incurred or assumed in connection with Investments (including the acquisition of additional assets or businesses) and Capital Expenditures made following the Agreement Date; provided, however, that: (i) the Borrowers shall, in connection with the incurrence of any and all such Indebtedness, be in compliance with the provisions of Section 6.06(c) and Section 6.09 hereof; and (ii) to the extent that the Borrowers shall elect to incur Indebtedness for money borrowed (other than purchase money Indebtedness) from any financial institution in connection with any permitted Investment contemplated by Section 6.06(c) hereof, they shall afford the Lender a right of first refusal to provide the financing therefor; provided, that the terms and conditions of any such financing which the Lender may (at their sole discretion) elect to offer shall be on terms and conditions which, in the aggregate, shall be no less favorable to the Borrowers than those offered by any other financial institution;

      (g) Intercompany Investments which are represented by instruments that are promptly delivered (with all necessary endorsements thereon) to the Lender pursuant to the Security Agreement; and

      (h) Subordinated Debt in such amounts and upon such terms and conditions as shall be reasonably acceptable to the Lender.

      Section 6.02. Liens. Create, incur, assume or suffer to exist any Lien or other encumbrance of any nature whatsoever on any of its assets, now or hereafter owned, other than:

      (a) Subject to Section 5.02 above, Liens securing the payment of taxes which are either not yet due or the validity of which is being contested in good faith by appropriate proceedings, and as to which the Borrowers shall have set aside on their books adequate reserves;

      (b) Deposits under workers' compensation, unemployment insurance and social security laws, or to secure the performance of bids, tenders, contracts (other than for the repayment of Money Borrowed) or leases, or to secure statutory obligations or surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business;

      (c) Liens imposed by law, such as carriers', warehousemen's or mechanics' liens, incurred by the Borrowers in good faith in the ordinary course of business and discharged promptly after same are incurred, and fully bonded Liens arising out of a judgment or award against the Borrowers with respect to which the Borrowers shall currently be prosecuting an appeal, a stay of execution pending such appeal having been secured;

      (d)   Liens in favor of the Lender;

      (e) Existing Liens which are to survive the Agreement Date and which are expressly reflected and described as such in Schedule "6.02(e)" annexed hereto;

      (f) Other Liens incurred in connection with Indebtedness expressly permitted pursuant to Section 6.01 above, but only to the extent that such Liens secure Indebtedness in amounts not in excess of those permitted by such Section 6.01;

      (g) Encumbrances consisting of easements, rights-of-way, survey exceptions and other similar restrictions on the use of real property reflected on title reports accepted by the Lender, or minor irregularities in title thereto which do not materially impair the use of such property in the operation of the business of the Borrowers; and

      (h) Liens arising out of judgments or awards with respect to which the Borrowers shall be prosecuting an appeal in good faith and in respect of which a stay of execution shall have been or is being sought.

      Section 6.03. Guarantees. Except for the Guarantee by any one of the Borrowers of obligations of any of the other Borrower, Guarantee, endorse or otherwise in any manner become or be responsible for obligations of any other Person, except: Guarantees, not to exceed $100,000 outstanding at any point in time in the aggregate, in respect of the financing of automobiles or other items for use by employees, consultants or agents of the Borrowers.

      Section 6.04. Sales of Assets and Management. (a) Sell, lease, transfer, encumber or otherwise dispose of any of the Borrowers' properties, assets, rights, licenses or franchises other than (i) sales of inventories in the ordinary course of business, (ii) licenses, joint ventures and related transactions entered into, modified or terminated in the ordinary course of business, including but not limited to the licensing of Borrowers' intellectual property; (iii) the disposition of obsolete personal properties in the ordinary course of business, (iv) the termination of Excluded Contracts, or (v) the subletting of any of the real property leased by Borrowers or (b) turn over the management of, or enter into any management contract with respect to the Business Operations or such properties, assets, rights, licenses or franchises.

      Section 6.05. Sale-Leaseback. Enter into any arrangement, directly or indirectly, with any Person whereby any of the Borrowers shall sell or transfer any property (real, personal or mixed) used in the Business Operations, whether now owned or hereafter acquired, and thereafter rent or lease such property.

      Section 6.06. Investments; Acquisitions. Make any Investment in, or otherwise acquire or hold securities (including, without limitation, capital stock and evidences of indebtedness) of, or make loans or advances to, or enter into any arrangement for the purpose of providing funds or credit to, any other Person (including any Affiliate), except:

      (a) advances to employees of any one or more of the Borrower: (i) for business expenses not to exceed at any time $50,000 in the aggregate, and (ii) for personal needs not to exceed at any time $100,000 in the aggregate as to all employees of the Borrower;

      (b) investments in obligations of the United States or certificates of deposit of the Lender or other commercial banks, or other similar investments reasonably satisfactory to the Lender;

      (c) so long as no Default or Event of Default has occurred and is continuing, an Investment in or acquisition of the securities, assets or properties of any Person in which: (i) the aggregate consideration paid or payable by any or all of the Borrowers (whether in the form of cash, notes and/or any other securities obligating any of the Borrowers to mandatory payments of dividends, Interest Expense or other redemption obligations) does not exceed Three Hundred Thousand ($300,000) Dollars in any one Fiscal Year; and
(ii) the aggregate Indebtedness for money borrowed (including purchase money Indebtedness incurred in connection with any such Investment) does not exceed One Hundred Fifty Thousand ($150,000) Dollars in any one Fiscal Year; and

      (d) intercompany investments, but only if and to the extent evidenced by appropriate instruments (including, without limitation, in respect of Indebtedness, negotiable promissory notes in principal amount equal to any and all such Intercompany Investments so incurred), all of which shall be promptly delivered (with all necessary endorsements thereon) to the Lender pursuant to the Security Agreement.

      Section 6.07. Corporate Form; Acquisitions. Dissolve or liquidate, or consolidate or merge with or into, sell all or substantially all of the assets of any of the Borrowers to, or otherwise acquire all or substantially all of the securities, assets or properties of, any other Person; provided, that any such transaction shall be permitted without the prior written consent of the Lender: (a) if solely between or among Borrowers, or (b) if constituting an acquisition or Investment otherwise permitted and within the dollar consideration and Indebtedness limitations provided in Section 6.06(c) above.

      Section 6.08. Dividends and Redemptions. Except for a transaction otherwise permitted pursuant to Section 6.06(c) above, or (subject to the provisions of Section 6.16 below) dividends paid or declared by any one or more Borrowers to any other Borrower(s): (a) directly or indirectly declare or pay any dividends, or make any distribution of cash or property, or both (other than dividends solely in the form of Common Stock of the Company), to any Person in respect of any of the shares of the capital stock of any of the Borrowers; or
(b) directly or indirectly redeem, purchase or otherwise acquire for consideration any securities or shares of the capital stock of any of the Borrower or any other Person.

      Section 6.09. Indebtedness for Capital Expenditures. Other than Indebtedness to the Lender, as contemplated by this Agreement: (a) incur Indebtedness (including purchase money Indebtedness) in connection with Capital Expenditures in any Fiscal Year, including direct purchases and/or Capitalized Lease Obligations (other than Existing Capitalized Lease Obligations or substitutes therefor at the same or lower annual rentals), for fixed assets or personal property, where the aggregate Indebtedness (including purchase money Indebtedness) so incurred shall exceed $250,000 in such Fiscal Year; or (b) enter into any Operating Leases which obligates the Borrowers to rental payments in any Fiscal Year which shall be $150,000, in the aggregate, in excess of the Borrowers' aggregate rental payments under Operating Leases in the immediately preceding Fiscal Year, provided, however, that the Borrower shall be permitted to exercise its option to renew the Company's real property leases on its facilities in Long Island City, New York.

      Section 6.10. Change of Business. As to any of the Borrowers, directly or indirectly: (a) engage in a business materially different from the general nature of the Business Operations as now being conducted or as same may hereafter be reasonably expanded from time to time in like areas of business, or
(b) wind up its Business Operations or cease substantially all of its normal Business Operations for a period in excess of thirty (30) consecutive days, or
(c) suffer any material disruption, interruption or discontinuance of a material portion of its normal Business Operations for a period in excess of ninety (90) consecutive days, or (d) materially amend or terminate any material agreement.

      Section 6.11. Receivables. Sell, assign, discount or dispose in any way of any accounts receivable, promissory notes or trade acceptances held by any of the Borrowers with or without recourse, except for any sale, assignment, discounting or disposal of any such accounts receivable, promissory notes or trade acceptances in connection with efforts to collect same (including endorsements) in the ordinary course of business.

      Section  6.12.   Corporate  Charter  and  By-Laws.   Agree,   consent,
permit or otherwise undertake to amend any of the terms or provisions of the Company's Certificate of Incorporation or By-Laws.

      Section 6.13. Affiliate Transactions. Enter into any Contract, agreement or transaction with any Affiliate of any of the Borrowers (other than among Borrowers) except after prior written notice to the Lender and then only upon the prior written consent of the Lender.

      Section 6.14.  Fiscal Year.  Amend its Fiscal Year.

      Section 6.15. Debt. Issue, prepay, redeem or purchase any Senior Debt, Subordinated Debt or redeemable preferred stock, except in accordance with the terms of the Restructuring Plan. Furthermore, subject to the provisions of
Section 6.16 and Section 6.17 below, the Company or any Subsidiary may redeem or purchase capital stock of any other Subsidiary which is a Borrower, if and to the extent wholly-owned by the Company or another Subsidiary.

      Section 6.16. Sales of Capital Stock. Sell, lease, transfer, assign, encumber or otherwise dispose of any shares of capital stock (collectively, a "Stock Transfer") of the Company or any Subsidiary, except that stock options to employees of the Company may be granted and exercised pursuant to existing stock option plans of the Company.

      Section 6.17. Compensation of Management. Increase compensation to executive officers above the amount that has been agreed upon by Lender and the Company's Compensation Committee.

      Section 6.18. Litigation Settlements. Settle any material litigation which involves the loss of any rights or payment of any moneys or royalties in excess of $25,000 without the consent of Lender, which consent shall not be unreasonably withheld or delayed.

      Section 6.19.     Use  of   Advances.   Draw  any   Advances  for  any
purpose not otherwise approved by the Lender.

      Section 6.20. Restructuring Plan. Fail to materially adhere to the Restructuring Plan, as amended from time to time, pursuant to Section
5.22 hereof.

ARTICLE VII.      DEFAULTS

      Section 7.01. Events of Default. Each of the following events is herein, and in the Note and the Security Documents, sometimes referred to as an Event of Default:

      (a) if any representation or warranty made in this Agreement, or in any of the Security Documents, or in any report, certificate, financial statement or other instrument furnished in connection with this Agreement or the borrowing hereunder, shall be false, inaccurate or misleading in any material respect when made or when deemed made hereunder;

      (b) any failure to pay principal of or interest on the Note or any other Obligations of the Borrowers to the Lender when the same shall be due and payable, whether on a Principal

Payment Date, an Interest Payment Date, at the Maturity Date thereof or at a date required for prepayment or by acceleration or otherwise;

      (c) any default in the performance of any of the financial covenants contained in Section 5.08 through Section 5.10, or any default in the due observance or performance of any covenant, condition or agreement contained in any Section of Article VI hereof;

      (d) any default in the due observance or performance of any covenant, condition or agreement (other than in Section 5.08 through Section 5.10) to be observed or performed under Article V hereof, or otherwise pursuant to the terms hereof, and the continuance of such default unremedied for a period of twenty
(20) days after written notice thereof to the Borrowers;

      (e) if either of the Borrowers have suffered any Material Adverse Effect which shall remain unremedied for a period of thirty (30) days after written notice thereof to the Borrowers;

      (f) any default with respect to any Indebtedness for money borrowed of the Borrowers (other than to the Lender) in an amount in excess of $50,000, if the effect of such default is to permit the holder to accelerate the maturity of any such Indebtedness for money borrowed or to cause such Indebtedness for money borrowed to become due prior to the stated maturity thereof;

      (g) any material default in the due observance or performance of any covenant, condition or agreement on the part of the Borrowers to be observed or performed under the Note, the Warrants or any of the Security Documents, including, without limitation, any event which subordinates or otherwise renders invalid or unenforceable the Lender's first Liens, encumbrances and security interests on the assets and properties of the Borrowers (subject only to the Permitted Liens) and the continuation of such default beyond any applicable grace period provided therein;

      (h) if any Borrower shall: (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of it or any of its properties,
(ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or be the subject of an order for relief under Title 11 of the United States Code, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against him or it in any proceeding under any such law, or (vi) take or permit to be taken any action in furtherance of or for the purpose of effecting any of the foregoing;

      (i) if any order, judgment or decree shall be entered, without the application, approval or consent of the Borrowers, by any court of competent jurisdiction, approving a petition seeking reorganization of any Borrowers, or appointing a receiver, trustee, custodian or liquidator of any Borrowers, or of all or any substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) days;

      (j) if final judgment(s) for the payment of money in excess of $25,000 individually or $100,000 in the aggregate shall be rendered against any Borrowers, and the same shall remain undischarged, unsatisfied and unbonded for a period of thirty (30) consecutive days following notice of said final judgment(s) to such Borrowers, during which execution shall not be effectively stayed;

      (k) the occurrence of any levy upon or seizure or attachment of any property of any Borrowers having an aggregate fair value in excess of $100,000 individually or $250,000 in the aggregate, which levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof;

      (l) if the Greystone Designees are removed without good cause from or are not elected or reelected to the Boards of Directors of the Borrowers or the people designated by the Lender to serve on the Company's Audit Committee or Compensation Committee have been removed without good cause from such committee and no person designated by Greystone has been elected to replace such director or committee member;

      (m) if the Borrowers do not receive the DVI Consent by February 15, 2000;
or

      (n) if prior to February 15, 2000, the Lenders shall have not received either (i) a Fairness Opinion pursuant to Section 4.07 or (ii) a written waiver of such Fairness Opinion from the Company.

      Section 7.02. Remedies. Upon the occurrence of any Event of Default, and at all times thereafter during the continuance thereof: (a) the Note, and any and all other Obligations of the Borrowers to the Lender, shall, at the Lender's option (except in the case of Sections 7.01(g) and 7.01(h) hereof, the occurrence of which shall automatically effect acceleration, regardless of any action or forbearance in respect of any prior or ongoing Default or Event of Default which may be inconsistent with such automatic acceleration), become immediately due and payable, both as to principal, interest and other charges, without presentment, demand, or notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Note or other evidence of such Obligations to the contrary notwithstanding, (b) all outstanding Obligations under the Note, and all other outstanding Obligations, shall bear interest at the default rate of interest provided in the Note, (c) the Lender may file suit against the Borrowers on the Note and/or seek specific performance or injunctive relief thereunder (whether or not a remedy exists at law or is adequate), (d) the Lender shall not be obligated to make any further Advances, and (e) the Lender shall have the right, in accordance with the Note and the Security Documents, to exercise any and all remedies in respect of such or all of the collateral security for the Obligations as the Lender may determine in its discretion (without any requirement of marshaling of assets, or other such requirement).

ARTICLE VIII.     PARTICIPATING LENDERS; ASSIGNMENT.

      Section 8.01. Participations. Anything in this Agreement to the contrary notwithstanding, the Lender may, at any time and from time to time, without the requirement of any consent of the Borrowers, and without in any manner affecting or impairing the validity of any Obligations or any collateral security therefor, transfer, assign or grant participating interests in the Loan as the Lender shall in its sole discretion determine, to such other Persons (the "Participants") as the Lender may determine. The Lender shall give written notice to the Borrowers of such Participations. Notwithstanding the granting of any such participating interests: (a) the Borrowers shall look solely to the Lender for all purposes of this Agreement and the transactions contemplated hereby, (b) the Borrowers shall at all times have the right to rely upon any waivers or consents signed by the Lender as being binding upon all of the Participants, and (c) all communications in respect of this Agreement and such transactions shall remain solely between the Borrowers and the Lender hereunder.

      Section 8.02. Transfer. Anything in this Agreement to the contrary notwithstanding, the Lender may, at any time and from time to time, without the requirement of any consent of the Borrowers, and without in any manner affecting or impairing the validity of any Obligations or any collateral security therefor, transfer and assign all or any portion of its right to receive payment or foreclose on its security interest provided for in this Agreement, the Note and the Security Documents to any Person (an "Assignee Lender"). The Lender shall give written notice to the Borrowers prior to making any such transfer or assignment.

ARTICLE IX.       MISCELLANEOUS

      Section 9.01. Survival. This Agreement and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto, shall survive the making by the Lender of the Advances, and the execution and delivery to the Lender of the Note, and shall continue in full force and effect for so long as the Note or any other Obligations of the Borrowers to the Lender are outstanding and unpaid. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party; and all covenants, promises and agreements in this Agreement contained, by or on behalf of the Borrowers, shall inure to the benefit of the successors and assigns of the Lender.

      Section 9.02. Indemnification. The Borrowers shall indemnify the Lender and its directors, officers, employees, attorneys and lenders against, and shall hold the Lender and such Persons harmless from, any and all losses, claims, damages and liabilities and related expenses, including reasonable counsel fees and expenses, incurred by the Lender or any such Person arising out of, in any way connected with, or as a result of: (a) the Borrowers' use of any of the proceeds of the Loan made by the Lender to the Borrowers; (b) this Agreement, the Borrowers' ownership and operation of the Borrowers' assets, including all real properties and improvements or any Contract, the performance by the Borrowers or any other Person of their respective obligations thereunder, and the consummation of the transactions contemplated by this Agreement; and/or (c) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not the Lender or its directors, officers, employees, attorneys or Lenders are a party thereto; provided that the indemnity provisions set forth in this Section 9.02 shall not apply to any such losses, claims, damages, liabilities or related expenses arising from (i) any unexcused breach by the Lender of any of its obligations under this Agreement, (ii) the willful misconduct or gross negligence of the Lender, provided that any such loss, claim, damage, liability or expense has resulted from the willful misconduct or gross negligence of the Lender and further provided, that such willful misconduct or gross negligence was the primary cause thereof (i.e., more than 50% of the causation), or (iii) the breach of any commitment or legal obligation of the Lender to any Person. The foregoing indemnity shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated by this Agreement, the repayment of the Loan, the invalidity or unenforceability of any term or provision of this Agreement, the Security Documents or the Note, any investigation made by or on behalf of the Lender, and the content or accuracy of any representation or warranty made by the Borrowers or their Affiliates under this Agreement. All amounts due under this Section 9.02 shall be payable on written demand therefor.

      Section 9.03. Governing Law. This Agreement, the Note, the Warrants and the Security Documents shall (irrespective of where same are executed and delivered) be governed by and construed in accordance with the laws of the State of New York (without giving effect to principles of conflicts of laws).

      Section 9.04. Waiver and Amendment. Neither any modification or waiver of any provision of this Agreement, the Note, the Warrants or the Security Documents, nor any consent to any departure by the Borrowers therefrom, shall in any event be effective unless the same shall be set forth in writing duly signed or acknowledged by the Lender and the Borrowers, and then such waiver or consent shall be effective only in the specific instance, and for the specific purpose, for which given. No notice to or demand on the Borrowers in any instance shall entitle the Borrowers to any other or future notice or demand in the same, similar or other circumstances.

      Section 9.05. Reservation of Remedies. Neither any failure nor any delay on the part of any of the parties hereto in exercising any right, power or privilege hereunder, or under the Note, any of the Security Documents, or any other instrument given as security for any of the Obligations, shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or future exercise, or the exercise of any other right, power or privilege.

      Section 9.06. Notices. All notices, requests, demands and other communications under or in respect of this Agreement or any transactions hereunder shall be in writing (which may include telegraphic or telecopied communication) and shall be personally delivered or mailed (by prepaid registered or certified mail, return receipt requested), sent by prepaid recognized overnight courier service, or telegraphed or telecopied by facsimile transmission to the applicable party at its address or telecopier number indicated below.

            If to the Lender:

                  c/o Greystone & Co., Inc.
                  152 West 57th Street, 60th Floor
                  New York, New York 10019
                  Attn: Stephen Rosenberg
                  Telecopier # (212) 649-9701
            with a copy to:

                  Greenberg Traurig
                  2005 Market Street
                  Philadelphia, PA 19103
                  Attn:  Michael Lehr
                  Telecopier # (215) 988-7801

            If to the Borrowers:

                  Schick Technologies, Inc.
                  31-00 47th Avenue
                  Long Island City, New York 11101
                  Attn:  David Schick
                  Telecopier # (718) 729-3469

            with a copy to:

                  Schick Technologies, Inc.
                  31-00 47th Avenue
                  Long Island City, New York  11101
                  Attn:  Zvi Raskin, Esq.
                  Telecopier # (718) 937-5962

or, as to each party, at such other address or telecopier number as shall be designated by such party in a written notice to the other parties delivered as aforesaid. All such notices, requests, demands and other communications shall be deemed given when personally delivered or when deposited in the mails with postage prepaid (by registered or certified mail, return receipt requested) or delivered to the telegraph company or overnight courier service, addressed as aforesaid, or when submitted by facsimile transmission to a telecopier number designated by such addressee.

      Section 9.07. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Borrowers and the Lender and their respective successors and permitted assigns, except that the Borrowers shall not assign any of its rights or obligations hereunder without the prior written consent of the Lender.

      Section 9.08. Consent to Jurisdiction; Waiver of Jury Trial. The parties hereto hereby consent to the jurisdiction of all courts of the State of New York and the United States District Court for the Southern District of New York, as well as to the jurisdiction of all courts from which an appeal may be properly taken from such courts, for the purpose of any suit, action or other proceeding arising out of or with respect to this Agreement, the Note, the Warrants, the Security Documents, any other agreements, instruments, certificates or other documents executed in connection herewith or therewith, or any of the transactions contemplated hereby or thereby, or any of the parties' obligations hereunder or thereunder. The parties hereto hereby expressly waive any and all objections which they may have as to venue in any of such courts, and also waive trial by jury in any such suit, action or proceeding. The Lender or Borrowers may file a copy of this Agreement as evidence of the foregoing waiver of right to jury trial.

      Section 9.09. Severability. If any provision of this Agreement is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require, and this Agreement shall be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be.

      Section 9.10. Captions. The Article and Section headings in this Agreement are included herein for convenience of reference only, and shall not affect the construction or interpretation of any provision of this Agreement.

      Section 9.11. Sole and Entire Agreement. This Agreement, the Note, the Security Documents, and the other agreements, instruments, certificates and documents referred to or described herein and therein constitute the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersede all prior discussions, agreements and understandings of every kind and nature between the parties as to such subject matter.

            [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on the date set forth below, but all as of the day and year first above written.

Dated:  As of December 27, 1999

                                      GREYSTONE FUNDING CORPORATION


                                      By:/s/ Robert Barolak
                                         -------------------------
                                             Robert Barolak



                                      SCHICK TECHNOLOGIES, INC., a Delaware
                                      corporation


                                      By: /s/ David Schick
                                          ------------------------
                                          David S. Schick
                                          Chief Executive Officer

                                      SCHICK   TECHNOLOGIES, INC., a New York
                                      corporation


                                      By: /s/ David Schick
                                          ------------------------
                                          David S. Schick
                                          Chief Executive Officer

STATE OF NEW YORK    )
                     )  ss:
COUNTY OF NEW YORK   )

      On the 23rd day of December 1999, personally appeared before me Robert R. Barolak, of Greystone Funding Corporation who acknowledged that he is the Vice President of Greystone Funding Corporation and that said instrument was signed by him on behalf of said entity by due authority.


                                    ------------------------------------
                                    Notary Public

My Commission Expires:

------------------------

STATE OF NEW YORK )
                        )  ss:
COUNTY OF NEW YORK      )

      On the 23rd day of December 1999, personally appeared before me David Schick, who acknowledged that he is the Chief Executive Officer of Schick Technologies, Inc., a Delaware corporation, and that said instrument was signed by him on behalf of said corporation by due authority.


                                    ------------------------------------
                                    Notary Public

My Commission Expires:

------------------------

STATE OF NEW YORK )
                        )  ss:
COUNTY OF NEW YORK      )

      On the 23rd day of December 1999, personally appeared before me David Schick, who acknowledged that he is the Chief Executive Officer of Schick Technologies, Inc., a New York corporation, and that said instrument was signed by him on behalf of said corporation by due authority.


                                    ------------------------------------
                                    Notary Public

My Commission Expires:

------------------------

                                                                     EXHIBIT B

                        WARRANT TO PURCHASE SHARES OF
                  COMMON STOCK OF SCHICK TECHNOLOGIES, INC.

                                                             December 27, 1999
                                                    Long Island City, New York

      THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                     VOID AFTER 5:00 P.M., NEW YORK TIME
                             ON DECEMBER 27, 2006

      THIS CERTIFIES THAT for value received, GREYSTONE FUNDING CORPORATION, a Virginia corporation ("Greystone"), or their registered permitted assigns (together with Greystone, hereinafter collectively referred to as the
"Holder"), may subscribe for and purchase, subject to the terms and conditions hereof, from SCHICK TECHNOLOGIES, INC., a Delaware corporation (the "Company"), two million eight hundred fifty thousand (2,850,000) shares of Common Stock of the Company, par value $0.01 per share (the "Common Stock"), at any time during the period (the "Exercise Period") commencing at 9:00 a.m. New York Time on December 27, 1999 (the "Effective Date") and ending at 5:00 p.m. New York Time, on December 27, 2006, a date which is seven (7) years from the Effective Date (the "Expiration Date"), at an exercise price which shall be equal to seventy-five ($0.75) cents per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock issuable upon exercise of this Warrant, the Exercise Price, and the kind of securities issuable upon exercise of this Warrant, shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below. The shares of Common Stock issuable upon exercise of this Warrant, as adjusted from time to time, is sometimes referred to hereinafter as "Warrant Shares."

     1. EXERCISE PRICE AND EXPIRATION. (a) This Warrant may be exercised in whole or in part on any Business Day (as such term is hereinafter defined) at any time during the Exercise Period upon surrender to the Company, at its address for notices set forth in Section 8 of this Warrant (or at such other office of the Company, if any, or such other office of the Company's duly authorized agent for such purpose, as may be maintained by the Company for such purpose and so designated by the Company by written notice to the Holder prior to such exercise), together with the following:
(i) a duly completed and executed Notice of Warrant Exercise in the form annexed hereto, and (ii) payment of the full Exercise Price for this Warrant or the portion thereof then being exercised. This Warrant and all rights and options hereunder shall expire on, and shall be immediately wholly null and void to the extent the Warrant is not properly exercised prior to the Expiration Date. As used in this Warrant the term "Business Day" shall mean the time period between 9:00 a.m. New York, New York Time and 5:00 p.m. New York, New York Time on any day other than any Saturday, Sunday, or any other day on which commercial banks in New York, New York are required or are authorized by law to close.

            (b) Such Exercise Price shall be paid in lawful money of the United States of America by bank cashier's check or by wire transfer of immediately available funds to such account as shall have been designated in writing by the Company to the Holder from time to time. In addition, Greystone may pay the Exercise Price by forgiving all or a portion of the amount outstanding on the line of credit extended by Greystone to the Company so that Greystone shall be deemed to have paid the Company one dollar for every dollar of the amount outstanding on the line of credit it has forgiven. In lieu of paying such Exercise Price in cash, the Holder of this Warrant may elect to exercise certain "cashless" exercise rights on each occasion he or it elects to exercise this Warrant. Such "cashless" exercise shall be elected by the Holder's indicating on the Notice of Exercise to the Company of his or its intention to exercise such cashless exercise rights. The number of shares of Common Stock issuable to the Holder of this Warrant upon any such "cashless" exercise shall be calculated as follows:

                  (i) The number of Warrant Shares issuable upon any full or partial exercise of this Warrant (the "Subject Warrant Shares") shall be multiplied by the Exercise Price then in effect. The product thereof shall be deemed to be the "Exercise Cost."

                  (ii) The Subject Warrant Shares shall be multiplied by the closing price of the Company's Common Stock, as traded on The Nasdaq Stock Exchange, the OTC Bulletin Board or any other national securities exchange and as reported by Bloomberg's, on the date that Notice of Exercise shall be given by the Holder of the Warrant (the "Subject Closing Price"). The product thereof shall be deemed to be the "Exercise Value."

                  (iii) The Exercise Value shall be subtracted from the Exercise Cost and the positive result thereof, if any, shall be deemed the "Profit."

                  (iv) The Company shall issue that number of shares of Common Stock as shall be determined by dividing the Profit by the Subject Closing Price.

            (c) Upon the  Holder's  surrender  of the  Warrant  and payment of the Exercise Price or cashless exercise election, as set forth above, the Company shall promptly issue and cause to be delivered to the Holder a certificate or certificates for the total number of whole shares of Common Stock for which this Warrant is then so exercised, as the case may be (adjusted to reflect the effect of the anti-dilution provisions contained in
Section 2 of this Warrant, if any) in such denominations as are requested for delivery to the Holder, and the Company shall thereupon deliver such certificates to the Holder. The Holder shall be deemed to be the Holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. If, at the time this Warrant is exercised, a registration statement under the Securities Act is not then in effect to register under said Securities Act the Warrant Shares issuable upon exercise of this Warrant (together with any applicable state securities law registrations), the Company may require the Holder to make such representations, and may place such legends on certificates representing the Warrant Shares, as may be reasonably required in the opinion of counsel to the Company to permit the Warrant Shares to be issued without such registration, unless the Company receives an opinion of counsel reasonably satisfactory to counsel to the Company to the effect that said securities may be freely traded without registration under the Securities Act.

            (d) If the Holder shall exercise this Warrant with respect to less than all of the Warrant Shares that may then be purchased under this Warrant, having taken into account any prior exercise of the Warrant, the Company shall promptly execute and deliver to the Holder a new warrant in the form of this Warrant for the balance of such Warrant Shares.

      2.    CERTAIN ANTI-DILUTION ADJUSTMENTS.

            (a) If the Company shall (i) pay a dividend or make a distribution generally to all or substantially all holder of shares of Company Common Stock in the form of additional shares of Common Stock, (ii) subdivide or split or reverse split or consolidate the outstanding shares of Common Stock into a larger or smaller number of shares, (iii) effect an increase or decrease in the number of issued and outstanding shares of Common Stock without consideration, or (iv) effect a recapitalization which shall reclassify the outstanding shares of Common Stock into one or more classes of Common Stock, then the number of shares of Common Stock issuable upon exercise of this Warrant and the Exercise Price shall be equitably and proportionately adjusted immediately following the occurrence of any such event, and the Holder of record of this Warrant shall be given notice of the same at such Holder's address in the Company's books and records. An adjustment made pursuant to this Section shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, split, combination or reclassification; provided, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the exercise price shall be recomputed accordingly as of the close of business on such record date and thereafter such exercise price in effect shall be as adjusted pursuant to this Section as of the time of actual payment of such dividend or distribution.

            (b) In case the Company shall issue shares of Common Stock ("Additional Shares") or in case the Company shall issue rights, options or warrants to purchase shares of Common Stock or securities convertible into or exchangeable for Common Stock, in any case at a Price Per Share (as defined in paragraph (c) below) or, where no cash payment is paid, for consideration having a reasonable value which is lower than the Exercise Price then in effect (the "Trigger Price"), the number of Warrant Shares hereafter purchasable upon the exercise of this Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of this Warrant by the following fraction:

      (A)(i) The number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares or rights, options, warrants or convertible securities, plus (ii) the number of Additional Shares actually subscribed for and purchased and shares of Common Stock issuable upon conversion or exercise of such rights, options, warrants, or convertible securities, divided by

      (B)(i) The number of shares of Common Stock outstanding immediately prior to issuance of such Additional Shares or rights, options, warrants or convertible securities plus (ii) the number of shares of Common Stock which the aggregate Proceeds (as defined in paragraph (c) below) received by the Company upon the sale of such Additional Shares or exercise or conversion of such rights, options, warrants and convertible securities would purchase at the Trigger Price.

      Such adjustment shall be made whenever such Additional Shares or rights, options, warrants or convertible securities are issued, and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such rights, options or warrants.

            (a) For purposes of this Section 2, "Price Per Share" shall be defined and determined according to the following formula:

                    R
            P  =  ---------------
                    N

            where

            P     =     Price Per Share,

            R = the "Proceeds" received or receivable by the Company which (i) in the case of shares of Common Stock is the total amount received or receivable by the Company in consideration for the sale and issuance of such shares; (ii) in the case of rights, options or warrants to subscribe for or purchase shares of Common Stock or of securities convertible into or exchangeable or exercisable for shares of Common Stock, is the total amount received or receivable by the Company in consideration for the sale and issuance of such rights, options, warrants or convertible or exchangeable or exercisable securities, plus the minimum aggregate amount of additional consideration, other than the surrender of such convertible or exchangeable securities, payable to the Company upon exercise, conversion or exchange thereof; and (iii) in the case of rights, options or warrants to subscribe for or purchase convertible or exchangeable or exercisable securities, is the total amount received or receivable by the Company in consideration for the sale and issuance of such rights, options or warrants, plus the minimum aggregate amount of additional consideration other than the surrender of such convertible or exchangeable securities, payable upon the exercise, conversion or exchange of such rights, options or warrants and upon the conversion or exchange or exercise of the convertible or exchangeable or exercisable securities; provided that in each case the proceeds received or receivable by the Company shall be deemed to be the gross cash proceeds without deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or other performing similar services or any expenses incurred in connection therewith,

            and

            N = the "Number of Shares," which (i) in the case of Common Stock is the number of shares issued; (ii) in the case of rights, options or warrants to subscribe for or purchase shares of Common Stock or of securities convertible into or exchangeable or exercisable for shares of Common Stock, is the maximum number of shares of Common Stock initially issuable upon exercise, conversion or exchange thereof; and (iii) in the case of rights, options or warrants to subscribe for or purchase convertible or exchangeable or exercisable securities, is the maximum number of shares of Common Stock initially issuable upon conversion, exchange or exercise of the convertible, exchangeable or exercisable securities issuable upon the exercise of such rights, options or warrants.

            If the Company shall issue shares of Common Stock or rights, options, warrants or convertible or exchangeable or exercisable securities for a consideration consisting, in whole or in part, of property or other items other than cash, the amount of such consideration shall be determined in good faith by the majority vote of the Board of Directors of the Company whose determination shall be conclusive and binding upon the Holder(s) of this Warrant.

            (b) Whenever the number of Warrant Shares purchasable upon the exercise of this Warrant is adjusted, as herein provided, the Exercise Price payable upon exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares purchasable immediately thereafter.

            (c) No adjustment in the number of Warrant Shares purchasable hereunder shall be required unless such adjustment would result in an increase or decrease of at least one percent (1%) of the Exercise Price; provided that any adjustments which by reason of this paragraph (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.

            (d) No adjustment in the number of Warrant Shares purchasable upon the exercise of this Warrant need be made under paragraph (b) or (c) if the Company issues or distributes to the holder of this Warrant the shares, rights, options, warrants or convertible or exchangeable securities, or evidences of indebtedness or assets referred to in those paragraphs which the holder of this Warrant would have been entitled to receive had this Warrant been exercised prior to the happening of such event or the record date with respect thereto. In no event shall the Company be required or obligated to make any such distribution otherwise than in its sole discretion. No adjustment in the number of Warrant shares purchasable upon the exercise of this Warrant need be made for sales of Common Stock pursuant to a Subsidiary Company plan for reinvestment of dividends or interest. No adjustment need be made for a change in the par value of the Common Stock.

            (e) In the event that at any time, as a result of an adjustment made pursuant to paragraph (a) above, the holder of this Warrant shall become entitled to purchase any securities of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of this Warrant and the Exercise Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in paragraphs (a) through (d), inclusive, above.

      3.    REORGANIZATION AND ASSET SALES.

      If any capital reorganization or reclassification of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of the capital stock of the Company to another corporation, or the sale of all or substantially all of the assets or properties of the Company to another corporation, shall be effected in such a manner so that Holder of Company Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Company Common Stock, then, and in such event, the following provisions shall apply:

      (a) Not more than 45 or less than 15 days prior to the consummation of any such reorganization, reclassification, consolidation, merger or sale (collectively, "Reorganization Transactions"), the Company shall notify the Holder of the Reorganization Transaction (at the same time notice of same shall be made generally available to the other Holders of Company Common Stock), describing in such notice in reasonable detail the terms of the Reorganization Transaction and the stock, securities or assets to be received with respect to or in exchange for Common Stock of the Company. In the event the Holder exercise this Warrant not more than 45 or less than 15 days prior to the consummation of the Reorganization Transaction, such Holder shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock (collectively, "Reorganization Consideration") on the same basis as the other Holder of Company Common Stock participating in the Reorganization Transaction as if such Holder had previously exercised this Warrant and held such number of Warrant Shares to which they are entitled based on the Exercise Price.

      (b) The Company shall not effect any such Reorganization Transaction unless prior to or simultaneous with the consummation thereof, the successor corporation (if other than the Company) resulting therefrom shall assume by written instrument executed and made available to the Holder at the last address of the Holder appearing on the books of the

      Company, the obligation to deliver to the Holder such shares of stock, securities or assets, as, in accordance with the foregoing provisions, the Holder may be entitled to receive, any and all other liabilities and obligations of the Company hereunder. In the event the Holder of this Warrant shall not exercise the Warrant prior to or simultaneous with consummation of the Reorganization Transaction, such Holder shall be entitled to receive a warrant to purchase Common Stock in the successor corporation (if other than the Company) which shall be appropriately adjusted as to exercise price, number of shares which may be purchased thereunder and other terms, so as to equitably reflect the Reorganization Transaction and entitle the Holder to purchase that number of shares of Common Stock of the successor corporation equivalent in value to the consideration that such Holder would have received had Holder exercised this Warrant immediately prior to or simultaneously with such Reorganization Transaction. In the event the successor corporation (if other than the Company) resulting from the Reorganization Transaction shall be a privately-held company and the Reorganization Consideration, in part or in whole, shall be in the form of securities for which there is no readily ascertainable market value by virtue of not being traded on any national market or exchange, the Company shall not effect any such Reorganization Transaction unless prior to or simultaneous with the consummation thereof, the successor corporation shall agree by written instrument executed and made available to the Holder at the last address of the Holder appearing on the books of the Company to pay to the Holder a cash amount equivalent in value to the difference between the Exercise Price and the Fair Market Value multiplied by the number of Warrant Shares that such
      Holder would have received had the Holder exercised this Warrant immediately prior to or simultaneously with such Reorganization Transaction.

      (c) If a purchase, tender or exchange offer is made to and accepted by a holder of more than fifty (50%) percent of the outstanding shares of Common Stock of the Company, the Company shall, prior to the consummation of any consolidation, merger or sale to or with the person, firm or corporation having made such offer or any affiliate of such person, firm or corporation, give the Holder a reasonable opportunity of not less than 10 days to elect to receive upon the exercise of this Warrant, either the stock, securities or assets then issuable with respect to the Common Stock of the Company or the stock, securities or assets, or the equivalent, issued to previous Holder of the Common Stock in accordance with such purchase tender or exchange offer.

      4.    NOTICE OF ADJUSTMENT.

      Whenever the Exercise Price and the number of Warrant Shares issuable upon the exercise of this Warrant shall be adjusted as herein provided, or the rights of the Holder shall change by reason of other events specified herein, the Company shall compute the adjusted Exercise Price and the number of adjusted Warrant Shares in accordance with the provisions hereof and shall prepare a certificate signed by its Chief Executive Officer, or its
President, or its Chief Financial Officer, setting forth the adjusted Exercise Price and the adjusted number of Warrant Shares issuable upon the exercise of this Warrant or specifying the other shares of stock, securities, or assets receivable as a result of such changes in rights, and showing in reasonable detail the facts and calculations upon which such adjustments or other changes are based. The Company shall cause to be mailed to the Holder copies of such officer's certificate together with a notice stating that the Exercise Price and the number of Warrant Shares purchasable upon exercise of this Warrant have been adjusted and setting forth the adjusted Exercise Price and the adjusted number of Warrant Shares purchasable upon the exercise of this Warrant.

      5.    CERTAIN REPRESENTATIONS OF THE COMPANY.

      Throughout the Exercise Period, the Company has (i) all requisite power and authority to issue this Warrant and the Warrant Shares, and (ii) sufficient authorized and unissued shares of Common Stock to permit exercise of this Warrant.

      6.    CERTAIN COVENANTS OF THE COMPANY.

      (a) The Company shall take such steps as are necessary to cause the Company to continue to have sufficient authorized and unissued shares of Common Stock reserved in order to permit the exercise of the unexercised and unexpired portion of this Warrant, if any.

      (b) The Company covenants and agrees that all Warrant Shares issued upon the due exercise of this Warrant will, upon issuance in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable and free and clear of all taxes, liens, charges, and security interests created by the Company with respect to the issuance thereof.

      (c) The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of this Warrant; provided, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue of this Warrant or of any certificates for Warrant Shares in a name other than that of the Holder upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax, or shall have established to the satisfaction of the Company that such tax has been paid.

      (d) The Company covenants and agrees that if it fails (i) to register the Warrant Shares as provided in the Registration Rights Agreement between the Holder and the Company, dated of even date herewith, or (ii) to issue the shares of Common Stock upon the proper exercise of the Warrant, then the Holder may immediately commence an action for specific performance and/or damages.

      7. NO SHAREHOLDER RIGHTS. No Holder of this Warrant shall, as such, be entitled to vote or be deemed the holder of Common Stock or any other kind of securities of the Company, nor shall anything contained herein be construed to confer upon the Holder the rights of a shareholder of the Company or the right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders (except as otherwise expressly provided herein), or to receive dividends or subscription rights or otherwise, until the date of Holder' proper exercise of this Warrant as described herein.

     8. NOTICES. Any notice, demand, request, waiver or other communication under this Agreement must be in writing and will be deemed to have been duly given (i) on the date of delivery if delivered by hand to the address of the party specified below (including delivery by courier), or (ii) on the fifth day after deposit in the U.S. Mail if mailed to the party to whom notice is to be given to the address specified below, by first class mail, certified or registered, return receipt requested, First Class postage prepaid:

to the Company:

                        Schick Technologies, Inc.
                        31-00 47th Avenue
                        Long Island City, New York 11101
                        Attn:  David Schick

the Holder:             c/o Greystone & Co.
                        152 West 57th Street, 60th Floor
                        New York, New York 10019
                        Attn:  Stephen Rosenberg

Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change will be deemed to have been given until it is actually received by the party sought to be charged with its contents.

      9.    GENERAL.

      (a) This Warrant shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of laws provisions.

      (b) Section and subsection headings used herein are included herein for convenience of reference only and shall not affect the construction of this Warrant or constitute a part of this Warrant for any other purpose.

      (c) This Warrant may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument when instruments originally executed by each party shall have been received by the Company.

      (d) Greystone shall transfer a portion of this Warrant to Jeffrey Slovin pursuant to the procedure in Section 9(e) below based on an agreement between Greystone and Mr. Slovin.

      (e) The Holder may surrender this Warrant to the Company in order to receive a number of replacement warrants in various denominations to purchase in the aggregate an equal number of Warrant Shares.

    IN WITNESS WHEREOF, the Company has duly executed this Warrant on and as of the date first set forth above.

                              SCHICK TECHNOLOGIES, INC.


                              By: /s/ David Schick
                                  ------------------
                                   David Schick, CEO

                                    NOTICE
                                      OF
                               WARRANT EXERCISE

TO  SCHICK TECHNOLOGIES, INC.:

      The undersigned hereby irrevocably elects to exercise the Warrant and to purchase thereunder ______ full shares of Common Stock issuable upon the exercise of such Warrant.

      Please check the applicable method by which the undersigned elects to exercise the Warrant:

____ The Exercise Price for this warrant shall be paid by delivery of $___________ in cash as provided for in the Warrant.

____ The Exercise Price for this warrant shall be paid by Greystone's forgiveness of $_______ of its line of credit.

____ The undersigned elects to exercise his or its "cashless" exercise rights in the manner provided in Section 1(b) of the Warrant.

      The undersigned requests that certificates for such Warrant Shares be issued in the name of:

                  Name:_______________________________________________________

                  Address:____________________________________________________

                  Employer I.D. or S.S. #:____________________________________

      If such number of Warrants shall not be all the Warrants evidenced by the Warrant document, the undersigned requests that a new document evidencing the Warrants not so exercised issued and registered in the name of and delivered to:

                              ________________________________________
                              Name

                              ________________________________________
                              Address
                              ________________________________________
                              Employer I.D. or Social Security Number

Date: ________________        ________________________________________
                              Signature
                              (Signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate)

                                                                       EXHIBIT B
                                                                       ---------

                               STOCK PURCHASE AGREEMENT
                               ------------------------

      STOCK PURCHASE AGREEMENT (this "Agreement"), entered into this 27th day of December, 1999, by and between Greystone Funding Corporation, a Virginia corporation (the "Buyer") and Schick Technologies, Inc., a Delaware corporation (the "Stockholder" or "Schick").

                             W I T N E S S E T H:
                             - - - - - - - - - -

      WHEREAS, the Stockholder is the record and beneficial owner of 468,000 shares, no par value per share of the outstanding capital stock (the "Stock"), of Photobit Corporation (the "Company"); and

      WHEREAS, the Buyer desires to purchase from the Stockholder and the Stockholder desires to sell to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement, all (and not less than all) of the Stock;

      WHEREAS, in order to induce the Buyer to purchase the Stock, the Stockholder has agreed to issue to the Buyer warrants to purchase 2,000,000 shares of common stock of Schick Technologies, Inc. ("Schick Common Stock") at an exercise price of $0.75 per share;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

      1.    PURCHASE AND SALE OF THE STOCK.

            1.1 Stock Purchase. Subject to the terms and conditions of this Agreement, on December 27, 1999 (the "Closing Date"), the Buyer shall purchase and acquire from the Stockholder, and the Stockholder shall sell and transfer to the Buyer, all (and not less than all) of the Stock, for the Purchase Price provided for in Section 1.2 below. In furtherance thereof, the Stockholder shall, on the Closing Date, deliver to the Buyer the certificate(s) representing all of the Stock, duly endorsed for transfer or accompanied by stock powers executed in blank for transfer.

            1.2 Purchase Price. (a) The purchase price (the "Purchase Price") for the Stock is $4.00 per share which equals One Million Eight Hundred Seventy-two Thousand Dollars ($1,872,000), payable as follows: (a) immediate payment of the aggregate sum of One Million ($1,000,000) Dollars (the "Cash Portion") and (b) immediate delivery of the Buyer's fully-executed promissory note in the aggregate principal amount of Eight Hundred Seventy-two Thousand ($872,000) Dollars (the "Note"). On the Closing date, the Buyer shall pay such Cash Portion (minus $60,000 of expenses) by wire transfer of immediately available funds to the Stockholder's designated account and shall deliver the duly executed Note to the Stockholder.

            1.3 Warrants. (a) Schick shall issue warrants to purchase Two Million (2,000,000) shares of Schick Common Stock at an exercise price of $0.75 per share (subject to adjustment to protect the holder against dilution as provided in the Warrants) to the Buyer or its permitted designee. The Stockholder shall, on the Closing Date, deliver such duly executed warrants to the Buyer.

                (b) the Buyer shall return the Warrants to Schick if DVI Financial Services, Inc. has not consented to the creation of a second lien on certain of Schick's assets prior to February 15, 2000.


      2.    REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER.

            In connection with the sale of the Stock to the Buyer, the Stockholder hereby represents and warrants to the Buyer as follows:

            2.1 Title to the Stock. The Stockholder is the valid and lawful record and beneficial owner of all of the Stock, all of which Stock has been duly authorized and validly issued and is fully paid and non-assessable, and is free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever (except any restrictions which may be created by operation of state or federal securities laws). On the Closing Date, the Buyer shall receive from the Stockholder good, valid and marketable title to all of the Stock, free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever.

            2.2 Valid and Binding Agreement; No Breach.

      Subject to the Shareholders Agreement,

                (a) The Stockholder has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, when executed and delivered by the Stockholder, constitutes and will constitute the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought.

                (b) Neither the execution and delivery of this Agreement or the by the Stockholder, nor compliance with the terms and provisions of this Agreement on the part of the Stockholder, will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, affecting either Company or the Stockholder; (ii) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency, or any other person; or (iii) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, agreement or other agreement or instrument to which either Company or the Stockholder is a party, or by which either Company or the Stockholder is bound, or constitute a default thereunder.

                (c) Consents. All necessary disclosures to and agreements and consents of (a) any parties to any material contracts and/or any licensing authorities which are material to either Company's business, and (b) any governmental authorities or agencies to the extent required in connection with the transactions contemplated by this Agreement, shall have been obtained and true and complete copies thereof delivered to the Buyer.

                (d) Settlement of Accounts. All debts, liabilities and other monetary obligations owed to the Company by the Stockholder and/or any of its Affiliates shall have been fully paid to the subject Company, such that no such debts, liabilities or obligations shall be outstanding on the Closing Date other than those incurred in the regular course of business.

            2.3   Capital Structure; Equity Ownership.

                (a) Subject to the Shareholder Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or calls, demands or commitments obligating the Stockholder to transfer any shares of the Stock.

                (b) The Stock represents all of the issued and outstanding shares of the Company that are owned by the Stockholder.

                (c) There are no actions, suits or proceedings pending or threatened against or affecting the Stockholder that involve or relate to the Stock.

            2.4 Stockholder Board of Director Approval. This Agreement and the sale of the Stock by the Stockholder has been approved by the Stockholder's Board of Directors and duly executed resolutions of the Stockholder's Board of Directors have been delivered to the Buyer.

            2.5 Waiver of Right of First Refusal. (a) The Buyer shall have attempted to obtain notice of the waiver of the Right of First Refusal pursuant to the Shareholders Agreement, dated August 1, 1997, by and among Photobit Corporation, its founders and certain of its shareholders (the "Shareholder Agreement") from:

                (i)   the   Company   pursuant   to  Section  3.2  of  the
Shareholder Agreement; and

                (ii) from all of the founders pursuant to Section 3.3 of the Shareholder Agreement.

                (b) Notwithstanding the foregoing, however, in the event that the Company or any of the founders exercise the Right of First Refusal under the Shareholder

Agreement, the Stock subject to such exercise shall be sold by the Buyer to the exercising parties at a price of $4 per share.

      3.    REPRESENTATIONS AND WARRANTIES OF THE BUYER.

            In connection with the Buyer's purchase of the Stock from the Stockholder, the Buyer hereby represents and warrants to the Stockholder as follows:

            3.1 Organization, Good Standing and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

            3.2 Valid and Binding Agreement. Subject to the Shareholder Agreement, this Agreement constitutes and will constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought.

            3.3 No Breach of Statute or Contract. Neither the execution and delivery of this Agreement by the Buyer, nor compliance with the terms and provisions of this Agreement on the part of the Buyer, will: (a) violate any statute or regulation of any governmental authority, domestic or foreign, affecting the Buyer; or (b) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency.

            3.4 Investment. The Buyer is purchasing the Stock for its own account for investment, and not with a view to the resale or distribution thereof in violation of any applicable securities laws.

      4. INDEMNIFICATION.

            4.1 Survival. This Agreement and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto, shall survive the execution and delivery to the Buyer of this Agreement, and shall continue in full force and effect for so long as the Stock is owned by the Buyer. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party; and all covenants, promises and agreements in this Agreement contained, by or on behalf of the Stockholder, shall inure to the benefit of the successors and assigns of the Buyer.

            4.2   General.

                (a) The Stockholder shall defend, indemnify and hold harmless the Buyer from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that the Buyer may incur, sustain or suffer ("Losses") as a result of (i) any misrepresentation or breach of warranty by the Stockholder under this Agreement, and/or (ii) any failure by the Stockholder to perform any of the covenants or agreements of the Stockholder contained in this Agreement.

                (b) The Buyer shall defend, indemnify and hold harmless the Stockholder from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that the Stockholder may incur, sustain or suffer as a result of any breach of, or failure by the Buyer to perform, any of the representations, warranties, covenants or agreements of the Buyer contained in this Agreement.

      5. POST-CLOSING EVENTS.

            5.1 Further Assurances. From time to time from and after the Closing Date, the parties will execute and deliver to each other any and all further agreements, instruments, certificates and other documents as may reasonably be requested by the other party in order more fully to consummate the transactions contemplated hereby, and to effect an orderly transition of the business being acquired by the Buyer hereunder.

      6. COSTS.

            6.1 Finder's or Broker's Fees. Each of the Buyer and the Stockholder represents and warrants that neither they nor any of their respective Affiliates have dealt with any broker or finder in connection with the transaction contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with this transaction.

      7.    FORM OF AGREEMENT.

            7.1 Effect of Headings. The Section headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

            7.2 Entire Agreement; Waivers. This Agreement and the other agreements and instruments referred to herein constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement, and the other agreements and instruments referred to herein. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

            7.3 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      8. PARTIES.

            8.1 Parties in Interest. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligations or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

            8.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, on the day after the delivery thereof to a recognized overnight courier service for next-day delivery with all charges prepaid or billed to the account of the sender, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

                (a)   If to the Stockholder:

                      Schick Technologies, Inc.
                      31-00 47th Avenue
                      Long Island City, NY 11101
                      Attn:  David Schick
                      Telecopier # 718-729-3469

                (b) If to the Buyer:

                      Greystone Funding Corporation
                      152 West 57th Street, 60th Floor
                      New York, New York 10019
                      Attn: Stephen Rosenberg
                      Telecopier # 212-649-9701
or to such other address as either party shall have specified by notice in writing given to the other party.

      9.    MISCELLANEOUS.

            9.1 Amendments and Modifications. No amendment or modification of this Agreement shall be valid unless made in writing and signed by or on behalf of the party to be charged therewith.

            9.2 Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties hereunder, shall be assignable by any party hereto without the prior written consent of all other parties hereto, except that the Buyer may, without the consent of the Stockholder, at any time and from time to time upon or after the Closing, assign as collateral to the Buyer's lenders or other financing institutions any or all of the Buyer's rights to indemnification under this Agreement. Otherwise, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

            9.3 Governing Law; Jurisdiction. The parties hereto hereby consent to the jurisdiction of all courts of the State of New York and the United States District Court for the Southern District of New York, as well as to the jurisdiction of all courts from which an appeal may be properly taken from such courts, for the purpose of any suit, action or other proceeding arising out of or with respect to this Agreement, the Note, the Warrants, any other agreements, instruments, certificates or other documents executed in connection herewith or therewith, or any of the transactions contemplated hereby or thereby, or any of the parties' obligations hereunder or thereunder. The parties hereto hereby expressly waive any and all objections which they may have as to venue in any of such courts, and also waive trial by jury in any such suit, action or proceeding. The Buyer or Stockholder may file a copy of this Agreement as evidence of the foregoing waiver of right to jury trial.

            9.4 Schick and the Buyer hereby confirm their intent and agree that, by the sale of the Stock hereunder, Schick is selling, assigning, transferring and contributing the Stock absolutely and irrevocably and not as collateral or security. If, notwithstanding the parties' intent to effect an absolute sale, assignment, transfer and contribution, the transactions contemplated hereby are characterized as a financing, Schick hereby grants the Buyer a security interest in the Stock and this Agreement shall be deemed a security agreement, within the meaning of the Uniform Commercial Code, which (or a copy hereof) the Buyer may file in an applicable filing office. Each of Schick and the Buyer hereby agrees to treat the sale of the stock as a sale and contribution for tax, reporting and accounting purposes (except to the extent that such assignment is not recognized due to the reporting of taxes on a consolidated basis where applicable and the application of consolidated financial reporting principles under GAAP). Schick agrees to respond to any inquiries with respect to the sale of the Stock hereunder by confirming the sale, assignment, transfer and contribution of the stock to the Buyer, and to note on its financial statements that the Stock has been sold to the Buyer.

            IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first set forth above.

                  BUYER:
                              GREYSTONE FUNDING CORPORATION

                              BY:   /s/ Robert R. Barolak
                                    ------------------------
                                    NAME:  ROBERT R. BAROLAK
                                    TITLE: VICE PRESIDENT


                  STOCKHOLDER:
                              SCHICK TECHNOLOGIES, INC.

                              BY:   /s/ David Schick
                                    ----------------------
                                    NAME:  DAVID SCHICK
                                    TITLE: CEO

                                                                       EXHIBIT C
                                                                       ---------

                              JOINT FILING AGREEMENT
                              ----------------------

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Schick Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 6th day of January, 2000.



                                          /s/ Stephen Rosenberg
                                          ------------------------
                                          Stephen Rosenberg




                                         Greystone Funding Corporation

                                         By:/s/ Stephen Rosenberg
                                            ------------------------
                                            Name:  Stephen Rosenberg
                                            Title: President